Filed by Adobe Inc.
pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Adobe Inc.
Commission File No.: 000-15175
Date: September 15, 2022

This filing relates to the proposed merger of Figma, Inc., a Delaware corporation (“Figma”), with Saratoga Merger Sub I, Inc. (“Merger Sub I”), a Delaware corporation and a wholly owned subsidiary of Adobe Inc., a Delaware corporation (“Adobe”), pursuant to the terms of that certain Agreement and Plan of Merger, dated as of September 15, 2022, by and among Adobe, Merger Sub I, Saratoga Merger Sub II, LLC, a Delaware limited liability company and a wholly owned subsidiary of Adobe, and Figma.

Adobe Investor Presentation: Adobe’s Acquisition of Figma

Adobe’s Acquisition of Figma  September 15, 2022

Forward-Looking Statements Disclosures and Disclaimers  In addition to historical information, this presentation contains forward-looking statements within the meaning of applicable securities law, including statements regarding the expected timing, completion and effects of the proposed transaction, product plans, future growth, market opportunities, strategic initiatives, industry positioning, and customer acquisition and retention. In addition, when used in this communication, the words “will,” “expects,” “could,” “would,” “may,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “targets,” “estimates,” “looks for,” “looks to,” “continues” and similar expressions, as well as statements regarding our focus for the future, are generally intended to identify forward-looking statements. Each of the forward-looking statements we make in this communication involves risks and uncertainties that could cause actual results to differ materially from these forward-looking statements. Factors that might cause or contribute to such differences include, but are not limited to: expected revenues, cost savings, synergies and other benefits from the proposed transaction, such as Adobe’s ability to enhance Creative Cloud by adding Figma’s collaboration-first product design capabilities and the effectiveness of Figma’s technology, might not be realized within the expected time frames or at all and costs or difficulties relating to integration matters, including but not limited to customer and employee retention, might be greater than expected; the requisite regulatory approvals and clearances for the proposed transaction may be delayed or may not be obtained (or may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction); the requisite approval of Figma stockholders may be delayed or may not be obtained, the other closing conditions to the transaction may be delayed or may not be obtained, or the merger agreement may be terminated; business disruption may occur following or in connection with the proposed transaction; Adobe’s or Figma’s businesses may experience disruptions due to transaction-related uncertainty or other factors making it more difficult to maintain relationships with employees, customers, other business partners or governmental entities; the possibility that the proposed transaction is more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities as a result of the proposed transaction or otherwise and those factors discussed in the section titled “Risk Factors” in Adobe’s Annual Report on Form 10-K and Adobe’s Quarterly Reports on Form 10-Q. The risks described in this communication and in Adobe’s filings with the U.S. Securities and Exchange Commission (the “SEC”) should be carefully reviewed. Undue reliance should not be placed on these forward-looking statements, which speak only as of the date they are made. Adobe and Figma undertake no obligation to publicly release any revisions to the forward-looking statements or reflect events or circumstances after the date of this communication, except as required by law.  Figma financial information has been provided by Figma management and is based on information available as of today, September 15, 2022. This financial information reflects Figma’s accounting policies and key performance metric methodologies, which may differ materially from Adobe’s accounting policies and key performance metric methodologies.   During this presentation, we will discuss non-GAAP financial measures. The GAAP financial measures that correspond to non-GAAP or adjusted financial measures, as well as the reconciliation between the two, are available on www.adobe.com/ADBE.

Additional Disclaimers  No Offer or Solicitation   This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.  Additional Information and Where to Find It  In connection with the proposed acquisition of Figma, Adobe will file a registration statement on Form S-4 with the SEC to register the shares of Adobe common stock to be issued in connection with the proposed transaction. The registration statement will include a consent solicitation statement/prospectus, which will be sent to the stockholders of Figma seeking their approval of the proposed transaction.   INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4, THE CONSENT SOLICITATION STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE BECAUSE THESE DOCUMENTS DO AND WILL CONTAIN IMPORTANT INFORMATION ABOUT Adobe, FIGMA AND THE PROPOSED TRANSACTION.     Investors and security holders may obtain copies of these documents, when available, as well as other documents filed by Adobe with the SEC, free of charge from the SEC’s website at www.sec.gov or by accessing Adobe’s website at http://www.adobe.com/investor-relations or by contacting Adobe’s Investor Relations department by calling (408) 536-4700, by writing to Investor Relations, Adobe Inc., 345 Park Avenue, San Jose, California 95110-2704 or by sending an email to adobe@kpcorp.com.

The Future of Creativity + Productivity

Adobe

© 2022 Adobe. All Rights Reserved. Adobe Confidential.

The convergence of productivity and creativity  The Future of Creativity + Productivity

Founded in 2012 by CEO Dylan Field and Evan Wallace, headquartered in San Francisco  ~850 employees  Total addressable market of ~$16.5B by 2025 across design, whiteboarding and collaboration  Pioneered first design tool built for the Web, combining powerful features with multiplayer functionality to make it faster, easier and more fun for teams to design products together  Expected to add ~$200 million of ARR in 2022, and to surpass $400 million ARR exiting fiscal year 2022, with best-in-class net dollar retention of greater than 150 percent  Efficient business model, with gross margins of ~90 percent  Positive operating cash flows  Thriving developer ecosystem, with dozens of widgets and over 2,000 publicly available plugins, which have been utilized by millions of users  Adobe and Figma are used by a large and growing number of joint customers  MissionTo help teams collaborate visually  Vision  To make design accessible to all

Figma products

Figma
All-in-one product design platform

Recents
Prototypes
Files
New Arrivals
Lil bud plants
Twigma
Recents
Browse
Mirror

FigJam
Online whiteboard for teams

Tempo / Login Feedback
Start
Data
Joanna
Decision
Database
Willy
Sawyer
Process step
Document

Adobe
© 2022 Adobe. All Rights Reserved. Adobe Confidential.

Figma products  Figma  FigJam  All-in-one product design platform  Online whiteboard for teams

Figma userbase extends across the product design process

Other
Project Manager
Marketer
Developer
Designer

Adobe

© 2022 Adobe. All Rights Reserved. Adobe Confidential.

Other  Project Manager  Marketer  Designer  Developer  Figma userbase extends across the product design process

Adobe

© 2022 Adobe. All Rights Reserved. Adobe Confidential.

Devoted community of millions of product designers, developers, students and knowledge workers around the globe

Adobe's Creative Cloud Strategy

Empower the world with content-first, task-based creativity

GOOD MORNING!
10 AMAZING APPS TO HELP YOU GROW YOUR BUSINESS
Summer
HUGE SALE
Wear it, style it.

Advance every creative category across desktop, web & mobile

BOOM
WHAT?

Democratize 3D & immersive content creation

Enable seamless collaboration across all stakeholders

Apps Files Discover Stock & Marketplace
Featured Photos Illustrations Vectors Videos Audio Templates Free Premium Fonts
Explore Adobe Stock assets, 3D, plugins
Collection highlights
Access standout stock assets, 3D content, fonts, and software plugins

Inspire and empower the community through sharing & monetization

Find Your Personal Illustration Style with Meg Lewis - 1 of 2
Watch Livestream
Adobe Live
What's New
Adobe Live Schedule

Adobe

© 2022 Adobe. All Rights Reserved. Adobe Confidential.

Adobe’s Creative Cloud Strategy  Empower the world with content-first, task-based creativity  Advance every creative category across desktop, web & mobile  Enable seamless collaboration across all stakeholders  Democratize 3D & immersive content creation  Inspire and empower the community through sharing & monetization

Reimagining the future of creativity and productivity

Pumpkin Carving Party
STREET FESTIVAL
THE RED TAG SALE
Stay Wild
ASK ME ANYTHING
HOLIDAY SPECIAL
INFRARROJO
MARKETING CONTENT
VIRTUAL ADVENTURES
I GOT LOST IN THE SOUNDS
NEON PUNK
I may be wearing makeup, but I can throw a fastball by you at the same time.
DESIGN
ISO-METRIC TUTORIAL
Graphic Design
Metal Fabrication

Adobe
© 2022 Adobe. All Rights Reserved. Adobe Confidential.

Adobe and Figma share a passion for helping individuals and teams be more creative and productive.   Adobe and Figma now have a new opportunity to make content creation more efficient, collaborative and fun by bringing together Adobe Express, Acrobat and Figjam, an online whiteboarding solution for teams.   With the combination of these products, the company can offer tremendous value to hundreds of millions of customers.  Reimagining the future of creativity and productivity  Need new images that match the first pillar / Adobe Express, task-based creativity

Accelerating creativity on the web

12:51
Phone X Commercial v6.mov
Yambo · 30 min ago
V6
Needs review
Comments
File info
Approved
MAX 2021 / MAX 2021 id - IN PROGRESS
MAX IDENTITY MARK
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100%
Design
Prototype
Inspect
Frame
X 3200
Y 184
W 174
H 64
0°
0
Clip content
Constraints
Left
Daniel Woodling
Sophie Kurihara
Apps
Files
Discover
Stock & Marketplace
Featured
Photos
Illustrations
Vectors
Videos
Audio
Templates
Free
Premium
Fonts
Plugins
3D
Libraries
Explore Adobe Stock assets, 3D, plugins, and fonts
Images
Search
ction highlights
andout stock assets, 3D content, fonts, and software plugins

Adobe

© 2022 Adobe. All Rights Reserved. Adobe Confidential.

Accelerating creativity on the web  As creativity becomes increasingly collaborative, the web makes it easier for teams to create together.   Figma’s web-based, multi-player platform can accelerate the delivery of Adobe’s Creative Cloud technologies on the web, making the creative process accessible to more people.   This will dramatically increase Adobe’s reach and addressable market opportunity.

Advancing product design

Layers
9:41
Twigma Landing
Twigma
Twigma
Twigma
BOOM
Portrait
Pop Art
Spectrum

Adobe

© 2022 Adobe. All Rights Reserved. Adobe Confidential.

Advancing product design  Web and mobile applications are increasingly underpinning how we live and work.   This is driving explosive growth in the product design category.   The combination of Adobe and Figma will benefit all stakeholders in the product design process, from designers to product managers to developers, by bringing powerful capabilities from Adobe’s imaging, photography, illustration, video, 3D and font technologies into the Figma platform over time.

Inspiring and empowering the designer and developer community

Behance
For You
Discover
Livestreams
Jobs
Today's Work in Progress
Community
Log in
Sign up
Whiteboard exercise
Project plan & tech stack
15 resources
Collaborate and listen
24 resources
New plugins and widgets
By the community, for the community
FigJam
All resources
UX Workshop
Home
All collections
New plugins and widgets
Automater
Andrei Iancu and 1 other
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Christopher Kark
Iconduck
Iconduck and 1 other
Ant Icons
Pawel Kontek
Glow
Alex Widua
Material Symbols
Google Fonts

Adobe
© 2022 Adobe. All Rights Reserved. Adobe Confidential.

Throughout its history, Adobe’s community has been a constant source of inspiration and a catalyst for innovation.  Figma has a thriving community who develop and share everything from tutorials, templates and plug-ins with their large and growing ecosystem.   The combination of these communities will bring designers and developers closer together to unlock the future of collaborative design.  Inspiring and empowering the designer and developer community

Figma
https://www.figma.com/file/x5VB1P3fOt4E5p2XzxPKIx/Lil-Bud-Plants?node-id=30%3A14
Lil Bud Plants
Layers
Assets
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What if we reduce the number of interactions?
Priyanka

Figma transaction details

Adobe
© 2022 Adobe. All Rights Reserved. Adobe Confidential.

Figma transaction details  ~$20 billion, comprised of approximately half cash and half stock, subject to customary adjustments  Cash consideration expected to be financed through cash on hand and, if necessary, a term loan  ~6 million additional restricted stock units to be granted to Figma’s CEO and employees that will vest over four years subsequent to closing  Expected to close in 2023, subject to regulatory approvals  Transaction expected to be accretive to Adobe Non-GAAP EPS at the end of year three  Adobe to maintain share repurchases sufficient to offset dilution of equity issuances to Adobe employees while the transaction is pending  Need new visuals

* * * * *

Adobe Q3 Earnings Conference Call Script Excerpts

...

SHANTANU NARAYEN

...

I am thrilled to share that today we announced our intention to acquire Figma, a leading web-first design platform that will help us accelerate this vision. Figma enables designers, developers and all stakeholders to collaborate in the product design process from ideation to design to delivery. The combination of Adobe and Figma will significantly expand our reach and market opportunity while making the creative process more accessible and productive to more people.
I will now turn it over to David to share more about our vision for Adobe and Figma and momentum in the Digital Media business.

…

DAVID WADHWANI

Digital Media: Creative Cloud

It’s an exciting day for Adobe and Figma.

Figma’s mission is to help teams collaborate visually and make design accessible to all. Dylan Field, Figma’s CEO, and his team launched Figma as the first design tool purpose-built for the web in 2012. Figma and FigJam make it possible for all stakeholders designing interactive mobile and web applications to collaborate through multi-player workflows, sophisticated design systems and a rich extensible developer ecosystem. Figma has built an incredible product and an outstanding business – delivering world-class ARR growth and net dollar retention with a disciplined and efficient operating model. Figma has attracted a new generation of millions of designers and developers and a loyal student following.

To give you a sense of their scale and financial success, Figma is expected to add approximately $200 million in net new ARR this year, surpassing $400 million in total ARR exiting 2022, with greater than 150 percent net dollar retention rate. With a total addressable market of ~$16.5 billion by 2025, Figma is just getting started.

Adobe + Figma combination accelerates four strategic pillars

Empower the world with content-first, task-based creativity

GOOD MORNING!
Summer
10 AMAZING APPS TO HELP YOU GROW YOUR BUSINESS

Advance every creative category across desktop, web & mobile

Democratize 3D & immersive content creation

Enable seamless collaboration across all stakeholders

Explore Adobe Stock assets, 3D, plugin

Inspire and empower the community through sharing & monetization

Community
By the community, for the community

Adobe

© 2022 Adobe. All Rights Reserved. Adobe Confidential.

Adobe has always been focused on empowering everyone to create digital experiences, and the combination of Adobe and Figma is the perfect “better together” opportunity. The combination of Adobe and Figma will create new opportunities and accelerate our strategy in a few ways:

Reimagining the future of creativity and productivity

THE RED TAG SALE
HOLIDAY SPECIAL
I GOT LOST IN THE SOUNDS
Metal Fabrication

Adobe
© 2022 Adobe. All Rights Reserved. Adobe Confidential.

•
First, reimagining the future of creativity and productivity: Adobe and Figma share a passion for helping individuals and teams be more creative and productive. Adobe and Figma now have a new opportunity to make content creation more efficient, collaborative and fun by bringing together Adobe Express, Acrobat and FigJam, an online whiteboarding solution for teams. With the combination of these products, we can offer tremendous value to hundreds of millions of customers.

Accelerating creativity on the web

Join
Share
Design
Frame
Clip content
Constraints
Daniel Woodling
Sophie Kurihara
Stock & Marketplace
Explore Adobe Stock assets, 3D, plugins, and fonts
ction highlights

Adobe
© 2022 Adobe. All Rights Reserved. Adobe Confidential.

•
Second, accelerating creativity on the web: As creativity becomes increasingly collaborative, the web makes it easier for teams to create together. Figma’s web-based, multi-player platform can accelerate the delivery of Adobe’s Creative Cloud technologies on the web, making the creative process accessible to more people. This will dramatically increase Adobe’s reach and addressable market opportunity.

•
Third, advancing product design: Web and mobile applications are increasingly underpinning how we live and work. This is driving explosive growth in the product design category. The combination of Adobe and Figma will benefit all stakeholders in the product design process, from designers to product managers to developers, by bringing powerful capabilities from Adobe’s imaging, photography, illustration, video, 3D and font technologies into the Figma platform over time.

Inspiring and empowering the designer and developer community

Community
Log in
Sign up
Whiteboard exercise
Collaborate and listen
New plugins and widgets
By the community, for the community
FigJam
All resources
UX Workshop

Adobe
© 2022 Adobe. All Rights Reserved. Adobe Confidential.

•
And fourth, empowering and expanding the community: Throughout our history, Adobe’s community has been a constant source of inspiration and a catalyst for innovation. Figma has a thriving community who develop and share everything from tutorials, templates and plug-ins with their large and growing ecosystem. The combination of our communities will bring designers and developers closer together to unlock the future of collaborative design.

Adobe and Figma could not be a better match – our people, innovative technology and joint mission to democratize creativity and collaboration will deliver increased value to a growing base of customers. I look forward to welcoming Dylan and the entire Figma team to Adobe once the transaction closes.

…

DAN DURN

…

Figma Acquisition

As Shantanu and David mentioned, we are thrilled about the opportunity to acquire Figma, which will accelerate Adobe’s strategy.

Under the definitive agreement, we’ve agreed to acquire Figma for approximately $20 billion, comprised of approximately half cash and half stock, subject to customary adjustments. Approximately 6 million additional restricted stock units will be granted to Figma’s CEO and employees that will vest over four years subsequent to closing.

The transaction is expected to close in 2023, subject to regulatory approvals. We plan to finance the cash portion of the consideration with cash on hand, and if necessary, a term loan, to be paid down from our operating cash flows following the closing.

Figma’s products address a $16.5 billion market opportunity, and the company has an impressive financial profile. This year they are expected to add $200 million in net new ARR, surpassing $400 million total ARR by the end of the year, with greater than 150 percent net dollar retention. They have a disciplined, efficient operating model, with gross margins of approximately 90 percent and positive operating cash flows. They have strong business momentum, a large and expanding customer base, and we are incredibly excited about what we can bring to this combination from a financial perspective.

While this transaction is primarily about creating new markets, expanding adjacent opportunities and accelerating growth, we are committed to maintaining Adobe’s strong profitability and maximizing EPS for our investors. In year one and two after closing, the transaction will be dilutive to Adobe’s Non-GAAP EPS, and we expect it to be breakeven in year three and accretive at the end of year three.

While the transaction has not yet closed, I want to provide color on the path to Non-GAAP EPS accretion as a combined company exiting year three, assuming Adobe’s operating margin for the second half of fiscal 2022 as the baseline:

•
The combination will accelerate top-line growth for both Adobe and Figma based on three primary drivers: (1) we extend Figma’s reach to our customers and through our global go-to-market footprint, (2) Figma accelerates the delivery of new Adobe offerings on the web to the next generation of users, and (3) we jointly introduce new offerings to market as we unlock the possibilities of collaborative creativity.

•	Clearly the explosive revenue growth of Figma combined with their efficient operating model would result in an expanding standalone operating margin.
•
Figma’s innovative technology platform will accelerate our R&D roadmap including the delivery of our Creative Cloud technologies on the web, which will allow Adobe to focus and manage our future R&D investments.

•	We will quickly pay down any term loan, if necessary, after close and then resume stock repurchases to reduce Adobe’s share count.

While the transaction is pending, at a minimum we expect to maintain share repurchases sufficient to offset the dilution of equity issuances to Adobe employees.

…

SHANTANU NARAYEN

…

In addition to achieving all this success, we continue to look around the corner for new transformational opportunities that will drive decades of growth for Adobe. We believe that every individual, team and business will strive to be more creative and productive in this digital era. Adobe has a unique opportunity to usher in a world of collaborative creativity. In my conversations with Dylan at Figma, it became abundantly clear that together we could accelerate this new vision, delivering great value to our customers and shareholders. I look forward to welcoming Figma into the Adobe family upon close of the transaction.

…

Forward-Looking Statements Disclosure
In addition to historical information, this communication contains forward-looking statements within the meaning of applicable securities law, including statements regarding the expected timing, completion and effects of the proposed transaction, product plans, future growth, market opportunities, strategic initiatives, industry positioning, and customer acquisition and retention. In addition, when used in this communication, the words “will,” “expects,” “could,” “would,” “may,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “targets,” “estimates,” “looks for,” “looks to,” “continues” and similar expressions, as well as statements regarding our focus for the future, are generally intended to identify forward-looking statements. Each of the forward-looking statements we make in this communication involves risks and uncertainties that could cause actual results to differ materially from these forward-looking statements. Factors that might cause or contribute to such differences include, but are not limited to: expected revenues, cost savings, synergies and other benefits from the proposed transaction, such as Adobe’s ability to enhance Creative Cloud by adding Figma’s collaboration-first product design capabilities and the effectiveness of Figma’s technology, might not be realized within the expected time frames or at all and costs or difficulties relating to integration matters, including but not limited to customer and employee retention, might be greater than expected; the requisite regulatory approvals and clearances for the proposed transaction may be delayed or may not be obtained (or may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction); the requisite approval of Figma stockholders may be delayed or may not be obtained, the other closing conditions to the transaction may be delayed or may not be obtained, or the merger agreement may be terminated; business disruption may occur following or in connection with the proposed transaction; Adobe’s or Figma’s businesses may experience disruptions due to transaction-related uncertainty or other factors making it more difficult to maintain relationships with employees, customers, other business partners or governmental entities; the possibility that the proposed transaction is more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities as a result of the proposed transaction or otherwise and those factors discussed in the section titled “Risk Factors” in Adobe’s Annual Report on Form 10-K and Adobe’s Quarterly Reports on Form 10-Q. The risks described in this communication and in Adobe’s filings with the U.S. Securities and Exchange Commission (the “SEC”) should be carefully reviewed. Undue reliance should not be placed on these forward-looking statements, which speak only as of the date they are made. Adobe and Figma undertake no obligation to publicly release any revisions to the forward-looking statements or reflect events or circumstances after the date of this communication, except as required by law.

No Offer or Solicitation
This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It
In connection with the proposed acquisition of Figma, Adobe will file a registration statement on Form S-4 with the SEC to register the shares of Adobe common stock to be issued in connection with the proposed transaction.  The registration statement will include a consent solicitation statement/prospectus, which will be sent to the stockholders of Figma seeking their approval of the proposed transaction.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4, THE CONSENT SOLICITATION STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE BECAUSE THESE DOCUMENTS DO AND WILL CONTAIN IMPORTANT INFORMATION ABOUT ADOBE, FIGMA AND THE PROPOSED TRANSACTION.

Investors and security holders may obtain copies of these documents, when available, as well as other documents filed by Adobe with the SEC, free of charge from the SEC’s website at www.sec.gov or by accessing Adobe’s website at http://www.adobe.com/investor-relations or by contacting Adobe’s Investor Relations department by calling (408) 536-4700, by writing to Investor Relations, Adobe Inc., 345 Park Avenue, San Jose, California 95110-2704 or by sending an email to adobe@kpcorp.com.

* * * * *

Adobe & Figma Fast Facts

Company
Overview
Adobe is one of the largest and most diversified software companies in the world and the global leader in creative, digital document and digital experience solutions. Its vast product portfolio across Adobe Creative Cloud, Adobe Document Cloud and Adobe Experience Cloud gives millions of customers—from individual creators to global brands—everything they need to design and deliver exceptional digital experiences.

Figma is a design platform for teams who build products together. Born on the web, Figma helps teams brainstorm, design, and build better products—from start to finish. Whether it’s consolidating tools, simplifying workflows, or collaborating across teams and time zones, Figma makes the design process faster, more efficient and fun while keeping everyone on the same page.

Ticker Symbol	NASDAQ: ADBE	Privately held company
Website	www.adobe.com	www.figma.com
Headquarters	San Jose, CA	San Francisco, CA
CEO	Shantanu Narayen	Dylan Field
Employees	26,000+ worldwide	850+ worldwide
History	Founded in 1982; Initial Public Offering in 1986	Founded in 2012
Founders	Chuck Geschke, John Warnock	Dylan Field, Evan Wallace

NOTE: The announced transaction, which is expected to close during in 2023, is subject to customary closing conditions, and there is no certainty that the transaction will close on the anticipated timeline or at all. For a discussion of other risks and uncertainties, please refer to Adobe’s press release, as well as Adobe’s SEC filings.

Forward-Looking Statements
In addition to historical information, this communication contains forward-looking statements within the meaning of applicable securities law, including statements regarding the expected completion and effects of the proposed transaction, product plans, future growth, market opportunities, strategic initiatives and industry positioning. In addition, when used in this communication, the words “will,” “expects,” “could,” “would,” “may,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “targets,” “estimates,” “looks for,” “looks to,” “continues” and similar expressions, as well as statements regarding our focus for the future, are generally intended to identify forward-looking statements. Each of the forward-looking statements we make in this communication involves risks and uncertainties that could cause actual results to differ materially from these forward-looking statements. Factors that might cause or contribute to such differences include, but are not limited to: expected revenues, cost savings, synergies and other benefits from the proposed transaction, such as Adobe’s ability to enhance Creative Cloud by adding Figma’s collaboration-first product design capabilities and the effectiveness of Figma’s technology, might not be realized within the expected time frames or at all and costs or difficulties relating to integration matters, including but not limited to customer and employee retention, might be greater than expected; the requisite regulatory approvals and clearances for the proposed transaction may be delayed or may not be obtained (or may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction); the requisite approval of Figma stockholders may be delayed or may not be obtained, the other closing conditions to the transaction may be delayed or may not be obtained, or the merger agreement may be terminated; business disruption may occur following or in connection with the proposed transaction; Adobe’s or Figma’s businesses may experience disruptions due to transaction-related uncertainty or other factors making it more difficult to maintain relationships with employees, customers, other business partners or governmental entities; the possibility that the proposed transaction is more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities as a result of the proposed transaction or otherwise and those factors discussed in the section titled “Risk Factors” in Adobe’s Annual Report on Form 10-K and Adobe’s Quarterly Reports on Form 10-Q. The risks described in this communication and in Adobe’s filings with the U.S. Securities and Exchange Commission (the “SEC”) should be carefully reviewed. Undue reliance should not be placed on these forward-looking statements, which speak only as of the date they are made. Adobe and Figma undertake no obligation to publicly release any revisions to the forward-looking statements or reflect events or circumstances after the date of this communication, except as required by law.

No Offer or Solicitation
This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It
In connection with the proposed acquisition of Figma, Adobe will file a registration statement on Form S-4 with the SEC to register the shares of Adobe common stock to be issued in connection with the proposed transaction. The registration statement will include a consent solicitation statement/prospectus, which will be sent to the stockholders of Figma seeking their approval of the proposed transaction.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4, THE CONSENT SOLICITATION STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE BECAUSE THESE DOCUMENTS DO AND WILL CONTAIN IMPORTANT INFORMATION ABOUT ADOBE, FIGMA AND THE PROPOSED TRANSACTION.

Investors and security holders may obtain copies of these documents, when available, as well as other documents filed by Adobe with the SEC, free of charge from the SEC’s website at www.sec.gov or by accessing Adobe’s website at http://www.adobe.com/investor-relations or by contacting Adobe’s Investor Relations department by calling (408) 536-4700, by writing to Investor Relations, Adobe Inc., 345 Park Avenue, San Jose, California 95110-2704 or by sending an email to adobe@kpcorp.com.

* * * * *

Adobe Announces Intent to Acquire Figma

External FAQ

Adobe is announcing that it has entered into a definitive merger agreement to acquire Figma, a leading web-first collaborative design platform. The combination of Adobe and Figma will usher in a new era of collaborative creativity.

Adobe’s mission is to change the world through digital experiences. Figma’s mission is to help teams collaborate visually and make design accessible to all. Together, Adobe and Figma will reimagine the future of creativity and productivity, accelerate creativity on the web, advance product design and inspire global communities of creators, designers and developers.

General

What is Adobe announcing?

Adobe is announcing its intent to acquire Figma, a leading web-based platform for product design, for approximately $20 billion, comprised of approximately half cash and half stock, subject to customary adjustments.

Why Figma?

Founded by Dylan Field and Evan Wallace in 2012, Figma pioneered product design on the web. Today, it is making it possible for everyone who designs interactive mobile and web applications to collaborate through multi-player workflows, sophisticated design systems and a rich, extensible developer ecosystem. Figma has attracted a new generation of millions of designers and developers and a loyal student following.

How will the Adobe/Figma combination benefit customers?

Together, Adobe and Figma will:

•
Reimagine the future of creativity and productivity: With Adobe’s and Figma’s expansive product portfolio, we will have an opportunity to power the future of work by bringing together capabilities for brainstorming, sharing, creativity and collaboration.

•
Accelerating creativity on the web: Figma’s web-based, multi-player capabilities will accelerate the delivery of Adobe’s Creative Cloud technologies on the web, making the creative process more productive and accessible to more people.

•
Advancing product design: Adobe and Figma will benefit all stakeholders in the product design process by bringing powerful capabilities from Adobe’s imaging, photography, illustration, video, 3D and font technology into the Figma platform.

•	Inspiring and empowering the community: The combination of Adobe’s and Figma’s vibrant communities will bring designers and developers closer together to unlock the future of collaborative design.

Figma Leadership

Will Figma’s CEO and leadership team be joining Adobe?

Upon the closing of the transaction, Dylan Field, Figma’s co-founder and CEO, will continue to lead the Figma team, reporting to David Wadhwani, president of Adobe’s Digital Media business. Until the transaction closes, each company will continue to operate independently.

Financial/Deal Terms

What are the terms of the acquisition?

Adobe announced it has entered into a definitive merger agreement to acquire Figma, a leading web-first collaborative design platform, for approximately $20 billion, comprised of approximately half cash and half stock, subject to customary adjustments. Approximately 6 million additional restricted stock units will be granted to Figma’s CEO and employees that will vest over four years subsequent to closing. Adobe expects the cash consideration to be financed through cash on hand and, if necessary, a term loan. The transaction is expected to close in 2023, subject to the receipt of required regulatory clearances and approvals and the satisfaction of other closing conditions, including the approval of Figma’s stockholders.

What is required to close the transaction and when is it expected to close?

The transaction is expected to close in 2023, subject to the receipt of required regulatory clearances and approvals and the satisfaction of other closing conditions, including the approval of Figma’s stockholders.

Forward-Looking Statements & Disclosures
In addition to historical information, this press release contains forward-looking statements within the meaning of applicable securities law, including statements regarding the expected timing, completion and effects of the proposed transaction, product plans, future growth, market opportunities, strategic initiatives, industry positioning, and customer acquisition and retention. In addition, when used in this press release, the words “will,” “expects,” “could,” “would,” “may,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “targets,” “estimates,” “looks for,” “looks to,” “continues” and similar expressions, as well as statements regarding our focus for the future, are generally intended to identify forward-looking statements. Each of the forward-looking statements we make in this press release involves risks and uncertainties that could cause actual results to differ materially from these forward-looking statements. Factors that might cause or contribute to such differences include, but are not limited to: expected revenues, cost savings, synergies and other benefits from the proposed transaction, such as Adobe’s ability to enhance Creative Cloud by adding Figma’s collaboration-first product design capabilities and the effectiveness of Figma’s technology, might not be realized within the expected time frames or at all and costs or difficulties relating to integration matters, including but not limited to customer and employee retention, might be greater than expected; the requisite regulatory approvals and clearances for the proposed transaction may be delayed or may not be obtained (or may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction); the requisite approval of Figma stockholders may be delayed or may not be obtained, the other closing conditions to the transaction may be delayed or may not be obtained, or the merger agreement may be terminated; business disruption may occur following or in connection with the proposed transaction; Adobe’s or Figma’s businesses may experience disruptions due to transaction-related uncertainty or other factors making it more difficult to maintain relationships with employees, customers, other business partners or governmental entities; the possibility that the proposed transaction is more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities as a result of the proposed transaction or otherwise and those factors discussed in the section titled “Risk Factors” in Adobe’s Annual Report on Form 10-K and Adobe’s Quarterly Reports on Form 10-Q. The risks described in this press release and in Adobe’s filings with the U.S. Securities and Exchange Commission (the “SEC”) should be carefully reviewed. Undue reliance should not be placed on these forward-looking statements, which speak only as of the date they are made. Adobe and Figma undertake no obligation to publicly release any revisions to the forward-looking statements or reflect events or circumstances after the date of this press release, except as required by law.

No Offer or Solicitation
This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It
In connection with the proposed acquisition of Figma, Adobe will file a registration statement on Form S-4 with the SEC to register the shares of Adobe common stock to be issued in connection with the proposed transaction.  The registration statement will include a consent solicitation statement/prospectus, which will be sent to the stockholders of Figma seeking their approval of the proposed transaction.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4, THE CONSENT SOLICITATION STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE BECAUSE THESE DOCUMENTS DO AND WILL CONTAIN IMPORTANT INFORMATION ABOUT ADOBE, FIGMA AND THE PROPOSED TRANSACTION.

Investors and security holders may obtain copies of these documents, when available, as well as other documents filed by Adobe with the SEC, free of charge from the SEC’s website at www.sec.gov or by accessing Adobe’s website at http://www.adobe.com/investor-relations or by contacting Adobe’s Investor Relations department by calling (408) 536-4700, by writing to Investor Relations, Adobe Inc., 345 Park Avenue, San Jose, California 95110-2704 or by sending an email to adobe@kpcorp.com.

* * * * *

Blog Post of David Wadhwani, President, Digital Media Business, Adobe

It’s a big day for our teams at Adobe and Figma as we announce our plan to come together. We want to share “the why” behind this decision and our excitement for what this means for our respective products and communities.

 Our passion at Adobe is about empowering the world to create digital experiences across photography, imaging, illustration, video, animation, 3D and more. Whether through internal innovation or acquisitions of incredible teams and technology along the way, we have consistently aspired to accelerate every creative segment and empower everyone to tell their stories and express their ideas.

Over the years, we’ve been constantly reminded that the act of creation is dynamic and ever-changing. Today is no exception.

Creativity is becoming more collaborative, and as more of our everyday life takes place within web and mobile applications, product designers increasingly favor the benefits of working in a web browser with their stakeholders.

As a result, product design has emerged as a uniquely collaborative discipline, driven by powerful design systems and a rich, extensible ecosystem.

Figma is a rare, generational team. They bet on the browser early and unlocked entirely new ways for people to collaborate. They were the first to recognize that product design is so much more than just the tooling: it starts with brainstorming across all stakeholders; it’s inherently multi-player and web-based; and it requires sophisticated design systems and analytical capabilities. They’ve proven that the browser can be a rich design surface and that a true multi-player user experience can profoundly benefit product designers, product developers and other stakeholders.

Together, our teams bring together amazing expertise in core creative technology and a platform for web-based, collaborative applications. The combination gives us opportunities in three areas that make us better together:

Advancing product design

By bringing powerful capabilities from Adobe’s imaging, photography, illustration, video, 3D and font technologies into the Figma platform, we can benefit all customers involved in the product design process, from designers to product managers to developers. Figma’s community will ultimately have a continuous user experience across ideation, screen layout, interaction design and content editing, allowing product designers and their stakeholders to operate at a whole new level.

Defining a new era of collaborative creativity on the web

Adobe’s technology and Figma’s platform also allow us to reimagine creative segments beyond product design. Together, we can make the future of imaging, photography, illustration, video and 3D more accessible and more collaborative than ever before.

Reimagining the future of creativity and productivity

The productivity tools of the future will be web-based, multi-player, and infused with a new generation of capabilities for creative expression that Adobe is uniquely positioned to provide. This is the mission we’re on with Adobe Express. Figma, with their introduction of FigJam, entered the exciting (and dynamic!) whiteboarding and ideation space. By bringing together capabilities for brainstorming, content creation and collaboration, we have an opportunity to provide communicators, knowledge workers, and creators with a new generation of productivity tools.

Figma has built a phenomenal team, product and community and we want to preserve this. I’ve been talking to Dylan, Figma’s co-founder and CEO, for a few months and have left every conversation inspired by our shared vision, passion and purpose. Dylan will continue running the business with autonomy and we’ll work closely with him and the team to bring the very best of Adobe to solve customer problems, unlock new creative capabilities using our core technology, and continue Figma’s success in market. We also share their commitment to education; their products will remain free for students and educators.

To Dylan and the entire Figmate family and community: welcome! I joined Adobe through the acquisition of Macromedia. I felt immediately welcomed and empowered to participate in shaping the future of Adobe. We learned a lot from each other and a lot from our communities – and in the process, created a better Adobe. Sixteen years later, I’m still inspired by our mission to unlock the creative potential in everyone. I can’t wait to work with all of you as we imagine a bold future together.

View Press Release

About Adobe
As one of the largest and most diversified software companies in the world, Adobe enables everyone — including students, creative artists, small businesses, government agencies, and the largest global brands — to design and deliver exceptional digital experiences.

Our strategy for unleashing creativity, accelerating document productivity, and powering digital businesses gives our customers a real competitive advantage, enabling them to engage their constituents across every digital touch point. Our relentless focus on innovation; our category leadership with Adobe Creative Cloud, Adobe Document Cloud, and Adobe Experience Cloud; the large and expanding market opportunities we target; and our track record of successful execution against our strategy position us for continued growth well into the future.

Headquartered in San Jose, California, and with a diverse global population of more than 26,000 employees, Adobe achieved revenue of US$15.79 billion in fiscal 2021. Our stock is traded on the NASDAQ under the symbol ADBE.

About Figma
Figma is a design platform for teams who build products together. Born on the Web, Figma helps teams brainstorm, design, and build better products— from start to finish. Whether it’s consolidating tools, simplifying workflows, or collaborating across teams and time zones, Figma makes the design process faster, more efficient, and fun while keeping everyone on the same page.

Forward-Looking Statements Disclosure
In addition to historical information, this communication contains forward-looking statements within the meaning of applicable securities law, including statements regarding the expected timing, completion and effects of the proposed transaction, product plans, future growth, market opportunities, strategic initiatives, industry positioning, and customer acquisition and retention. In addition, when used in this communication, the words “will,” “expects,” “could,” “would,” “may,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “targets,” “estimates,” “looks for,” “looks to,” “continues” and similar expressions, as well as statements regarding our focus for the future, are generally intended to identify forward-looking statements. Each of the forward-looking statements we make in this communication involves risks and uncertainties that could cause actual results to differ materially from these forward-looking statements. Factors that might cause or contribute to such differences include, but are not limited to: expected revenues, cost savings, synergies and other benefits from the proposed transaction, such as Adobe’s ability to enhance Creative Cloud by adding Figma’s collaboration-first product design capabilities and the effectiveness of Figma’s technology, might not be realized within the expected time frames or at all and costs or difficulties relating to integration matters, including but not limited to customer and employee retention, might be greater than expected; the requisite regulatory approvals and clearances for the proposed transaction may be delayed or may not be obtained (or may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction); the requisite approval of Figma stockholders may be delayed or may not be obtained, the other closing conditions to the transaction may be delayed or may not be obtained, or the merger agreement may be terminated; business disruption may occur following or in connection with the proposed transaction; Adobe’s or Figma’s businesses may experience disruptions due to transaction-related uncertainty or other factors making it more difficult to maintain relationships with employees, customers, other business partners or governmental entities; the possibility that the proposed transaction is more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities as a result of the proposed transaction or otherwise and those factors discussed in the section titled “Risk Factors” in Adobe’s Annual Report on Form 10-K and Adobe’s Quarterly Reports on Form 10-Q. The risks described in this communication and in Adobe’s filings with the U.S. Securities and Exchange Commission (the “SEC”) should be carefully reviewed. Undue reliance should not be placed on these forward-looking statements, which speak only as of the date they are made. Adobe and Figma undertake no obligation to publicly release any revisions to the forward-looking statements or reflect events or circumstances after the date of this communication, except as required by law.

No Offer or Solicitation
This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It
In connection with the proposed acquisition of Figma, Adobe will file a registration statement on Form S-4 with the SEC to register the shares of Adobe common stock to be issued in connection with the proposed transaction.  The registration statement will include a consent solicitation statement/prospectus, which will be sent to the stockholders of Figma seeking their approval of the proposed transaction.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4, THE CONSENT SOLICITATION STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE BECAUSE THESE DOCUMENTS DO AND WILL CONTAIN IMPORTANT INFORMATION ABOUT ADOBE, FIGMA AND THE PROPOSED TRANSACTION.

Investors and security holders may obtain copies of these documents, when available, as well as other documents filed by Adobe with the SEC, free of charge from the SEC’s website at www.sec.gov or by accessing Adobe’s website at http://www.adobe.com/investor-relations or by contacting Adobe’s Investor Relations department by calling (408) 536-4700, by writing to Investor Relations, Adobe Inc., 345 Park Avenue, San Jose, California 95110-2704 or by sending an email to adobe@kpcorp.com.

* * * * *

Email from Dylan Field to Figma Employees

Figmates,

I have some very big news to share. News I’ve been really excited to share, news so big that we now have to share it 8 hours earlier than planned because unfortunately the deal leaked before we were ready to announce. It’s also news I very much wanted to share with you first live and I’m sorry we no longer have the chance to do that.

Today, we’re announcing that Figma has signed a definitive agreement to be acquired by Adobe for approx. $20B (plus employee retention). This is one of the largest ever acquisitions of a private, venture-backed tech company.

Ten years ago, we set out on a journey to make design accessible to all. Looking back, I’m proud to say we’ve made progress through introducing Figma to designers of all ages, geographies and levels of experience.

Looking ahead, we’re still barely scratching the surface. There’s such an opportunity (and need!) to make design and developer tools more collaborative and accessible. When we started Figma, our stated vision was to “eliminate the gap between imagination and reality.” I believe we can reach this goal substantially faster through our plan to join forces with Adobe, partnering with their legendary team and learning from their decades of expertise.

This is a big and unexpected move, so I want to elaborate more on our plans for how this acquisition will work operationally and why I’m excited for this partnership:

1. There is a huge opportunity for us to accelerate the growth and innovation of the Figma platform with access to Adobe’s technology, expertise and resources in the creative space. For example, we will have the opportunity to incorporate their expertise in imaging, photography, illustration, video, 3D and font technology to the Figma platform. Additionally, we will have the opportunity to reimagine what the best creative tools could look like within the Figma technology stack.

2. Adobe is committed to keeping Figma operating autonomously and I will continue to serve as CEO, reporting to David Wadhwani. David is someone I’ve known for a few years now and we have a strong relationship of mutual respect; I’m very excited for us to collaborate with him on how to continue growing Figma’s business. The entire Figma team will report to me. We plan to continue to run Figma the way we have always run Figma — continuing to do what we believe is best for our community, our culture and our business. Figma is going to stay Figma. In name, brand, culture, operating rhythm, roadmap planning and hiring — we will keep going the same way we do now.

3. We will hold onto our team, culture, brand and business model. Everyone still has a job. Your job and title will remain the same. Our product pricing is not changing. And the Figma platform will remain free for education.

We have the most incredible team in the world and I feel so lucky to work with all of you. This deal is recognition of our team’s strength and a celebration of our many achievements together.

My hope is that we look back on this acquisition as an inflection point where Figma started building even faster.  Like many of you, I grew up using Adobe software and it was a critical part of my personal creative journey. It is an incredible opportunity and honor to help Adobe build the next generation of creative tools and I couldn’t be more excited for this next chapter of Figma.

More to come soon — please join me for a FigNation at 9 AM PT where we will discuss this live.

Best,
Dylan

Forward-Looking Statements
In addition to historical information, this communication contains forward-looking statements within the meaning of applicable securities law, including statements regarding the expected completion and effects of the proposed transaction, product plans, future growth, market opportunities, strategic initiatives and industry positioning. In addition, when used in this communication, the words “will,” “expects,” “could,” “would,” “may,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “targets,” “estimates,” “looks for,” “looks to,” “continues” and similar expressions, as well as statements regarding our focus for the future, are generally intended to identify forward-looking statements. Each of the forward-looking statements we make in this communication involves risks and uncertainties that could cause actual results to differ materially from these forward-looking statements. Factors that might cause or contribute to such differences include, but are not limited to: expected revenues, cost savings, synergies and other benefits from the proposed transaction, such as Adobe’s ability to enhance Creative Cloud by adding Figma’s collaboration-first product design capabilities and the effectiveness of Figma’s technology, might not be realized within the expected time frames or at all and costs or difficulties relating to integration matters, including but not limited to customer and employee retention, might be greater than expected; the requisite regulatory approvals and clearances for the proposed transaction may be delayed or may not be obtained (or may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction); the requisite approval of Figma stockholders may be delayed or may not be obtained, the other closing conditions to the transaction may be delayed or may not be obtained, or the merger agreement may be terminated; business disruption may occur following or in connection with the proposed transaction; Adobe’s or Figma’s businesses may experience disruptions due to transaction-related uncertainty or other factors making it more difficult to maintain relationships with employees, customers, other business partners or governmental entities; the possibility that the proposed transaction is more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities as a result of the proposed transaction or otherwise and those factors discussed in the section titled “Risk Factors” in Adobe’s Annual Report on Form 10-K and Adobe’s Quarterly Reports on Form 10-Q. The risks described in this communication and in Adobe’s filings with the U.S. Securities and Exchange Commission (the “SEC”) should be carefully reviewed. Undue reliance should not be placed on these forward-looking statements, which speak only as of the date they are made. Adobe and Figma undertake no obligation to publicly release any revisions to the forward-looking statements or reflect events or circumstances after the date of this communication, except as required by law.

No Offer or Solicitation
This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It
In connection with the proposed acquisition of Figma, Adobe will file a registration statement on Form S-4 with the SEC to register the shares of Adobe common stock to be issued in connection with the proposed transaction. The registration statement will include a consent solicitation statement/prospectus, which will be sent to the stockholders of Figma seeking their approval of the proposed transaction.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4, THE CONSENT SOLICITATION STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE BECAUSE THESE DOCUMENTS DO AND WILL CONTAIN IMPORTANT INFORMATION ABOUT ADOBE, FIGMA AND THE PROPOSED TRANSACTION.

Investors and security holders may obtain copies of these documents, when available, as well as other documents filed by Adobe with the SEC, free of charge from the SEC’s website at www.sec.gov or by accessing Adobe’s website at http://www.adobe.com/investor-relations or by contacting Adobe’s Investor Relations department by calling (408) 536-4700, by writing to Investor Relations, Adobe Inc., 345 Park Avenue, San Jose, California 95110-2704 or by sending an email to adobe@kpcorp.com.

* * * * *

Dylan Field Social Media

Twitter

This morning we’re announcing that @Figma has entered into an agreement to be acquired by @Adobe!

With access to Adobe’s deep expertise and technology, we believe Figma will be able to achieve our vision of “making design accessible to all” even faster. More information here: [link] (1/8)
—
Like many of you, I grew up using @Adobe software and it was a critical part of my personal creative journey. It is an incredible opportunity and honor to help Adobe build the next generation of creative tools. And I’m really excited about what’s ahead. (2/8)
—
I understand this is a big change, especially for a platform you rely on every day.
So I want to elaborate more on our plans for how this acquisition will work operationally and why I believe this is a partnership that will ultimately benefit you and the @figma platform (3/8)
—
1. We will have the opportunity to incorporate @Adobe’s expertise in imaging, photography, illustration, video, 3D and font technology to the @Figma platform.
And we will have the chance to reimagine what creative tools look like within the Figma technology stack. (4/8)
—
2. @Adobe is committed to keeping @Figma operating autonomously and I will continue to serve as CEO, reporting to @dwadhwani.
We plan to continue to run Figma the way we have always have — continuing to do what’s best for our community, our culture and our business. (5/8)
—
Recognizing that we are in an unpredictable, inflationary environment, we currently have no plan to change @Figma’s pricing.
And all of Figma will continue to be free for education! (6/8)
—
While this is not the end of the story, it is the closing of a chapter, and I want to thank all the Figmates (past and present), community members and customers who helped us reach this milestone. You bet on us before there was a reason to and we will always be grateful. (7/8)
—
I look forward to the years ahead and continuing to serve this amazing community! (8/8)

* * * * *

Yuhki Yamashita Social Media

Linkedin

Today is an incredibly momentous day, where two companies that care deeply about design—and have profoundly shaped my life—plan to join forces.

My love for design was the primary reason I joined Figma three years ago. I was particularly inspired by Figma’s mission to spread this love for design, by making it accessible to all.

But when I think about how I developed this love for design in the first place—it’s because of Adobe. Ever since I was little, I always found things to design and make: greeting cards, school event posters, yearbooks, newspapers, and even softball jerseys. None of this would have been possible without products like Photoshop, Illustrator, and InDesign, which gave me the necessary tools to express myself and pushed me to be as creative as I could possibly be.

Today’s news makes me especially happy, because it represents an even bigger opportunity to share this joy for design with the rest of the world. My mind is racing with all the possibilities for how Adobe’s decades of learnings and design expertise can work in tandem with the web-first, collaborative platform we’ve built here at Figma. If you’re like me and constantly using both products, it’s pretty exciting to think about what we could dream up together.

So, suffice it to say that this is truly just the beginning of an incredible chapter. To those of you who have been part of our journey thus far in some way—thank you for being with us every step along the way. We’re fully committed, just as ever, to keep listening to you, to keep building products that help solve your problems, to keep pursuing this mission of ours to reimagine design.

More information here: [link]

Twitter

1.	Today is a special day for me, because two companies that care deeply about design—and have profoundly shaped my life—plan to join forces. Read more, important information here: [link]

2.
My love for design was the reason I joined Figma. And Adobe is the reason for my love of design. I grew up designing everything from greeting cards to softball jerseys. Tools like PS, AI, and ID empowered me to express myself fully and develop my creativity.

3.
My mind is racing with all the possibilities for how Adobe’s decades of learnings and design expertise can work in tandem with the web-first, collaborative platform we’ve built here at Figma. It’s pretty exciting to think about what we could dream up together.

4.
All of which to say—it’s truly just the beginning of a new chapter. To Figmates and our community—thank you so much for sharing this journey with us. Know that we’re fully committed to keep listening to you, building great products, and pursuing our mission to reimagine design.

Tweet, in Japanese

●	To those of you who are part of our Figma Japan community —we have some news to share today. We are announcing that Figma has entered into an agreement to be acquired by Adobe. [link]
●	Figma Japan Communityの皆さん、今日は皆さんにお知らせがあります。FigmaがAdobeによる買収に合意したことを、ここにご報告いたします。[link]
●
Our mission is to make design accessible, and in the last 10 years, we’ve only scratched the surface. Our belief is that, in working with Adobe, we will be able to move significantly faster delivering on that goal.

●	私達のミッションは、「全ての人がデザインにアクセスできるようにする」ということです。設立から10年 が経ちましたが、その道のりはまだ始まったばかりです。Adobeと共に歩むことで、私達はそのミッションをより早く実現することが可能と考えています。
●
I’m personally excited for this because I grew up using Adobe tools, like PS, AI, and ID. My mind is racing with all the possibilities for how Adobe’s decades of learnings and design expertise can work in tandem with the web-first, collaborative platform we’ve built here at Figma. It’s pretty exciting to think about what we could dream up together.

●	私個人としては、PS, AI, ID等のAdobeツールを昔から使ってきました。Adobeがこれまで蓄積してきた知見やデザインの専門性が、Figmaが築き上げたWebファーストなコラボレーション・プラットフォームと両輪で走り始めることで、どのような可能性があるのか、考えが広がるばかりです。
●
Nothing changes for any of you. Figma will retain its brand. We remain committed to Japan and the Japanese Figma Community. (And maybe we can learn from Adobe how to make our products even better for Japan!). Please know we’re fully committed to listening to you, building great products, and pursuing our mission to reimagine design. Thank you so much for cheering for Figma all these years, and thank you in advance for your support in the future!

●	Figmaは今まで通り独立した組織運営を継続しますので、皆さんにとっても何も変化はありませ ん。これまでと同じように日本、そして日本のFigma Communityに対して継続してコミットします（日本の皆さん向けにどうしたらより良いプロダクトにできるのか、Adobeから教えてもらうのも良いかもしれません！）。
●	Figmaはこれからも皆さんの声を大切にし、素晴らしいプロダクトを作り続け、ミッションであ るデザインの新たな想像を実現するべく邁進し続けます。いつもFigmaを応援してくださってありがとうございます！今後も引き続き宜しくお願いします。

* * * * *

Praveer Melwani Social Media

Linkedin

It’s not often you’re given the opportunity to reshape the lives of millions. I’ve had the privilege of contributing to the mission and vision we’ve had here at Figma and playing a role in building something I couldn’t be more proud to stand behind.

Today, we share our intention to accelerate on our journey jointly with the team at Adobe. Adobe software has been the standard for creatives all over the world for 40 years. Bringing our teams together represents an opportunity to accelerate the growth and innovation of the Figma platform with access to Adobe’s technology, expertise and resources for the betterment of both sets of customers and an industry at large.

What’s been exciting to me through the conversations with Adobe leaders — Shantanu, David, Dan, Scott and Gloria — is this idea that this deal is different. Shantanu and David have spoken to a joint vision that celebrates the “superpowers” of each organization and empowering the leaders here at Figma to continue to execute against our vision with a similar spirit and clear authority.

To the Figma team, community, supporters and partners, let’s celebrate this moment together. Our every intention is to continue to deliver and delight. The long term vision has never wavered. Continue to expect the best out of this team, as I certainly will.

More information here: [link]

* * * * *

Nadia Singer Social Media

Linkedin

When I first met Dylan, I just knew. I knew that Figma was special, that the product and community were going to be amazing, and that the team was going to be unlike any other. I’ve only been here for 2.5 years of the 10 year Figma story but I couldn’t be prouder of what we’ve built.

Today we begin a new chapter of the Figma story, one that I’m unbelievably excited about as we announce our intention to come together with Adobe to build the future for design, creativity and collaboration on the Figma platform. Our team is deeply mission-driven and the idea of getting there faster and delivering more impact to more people is super inspiring.

I have the privilege of speaking with a lot of candidates in my role and I always say that it feels like we’re just getting started and that still couldn’t be more true. We’re just starting to scratch the surface of how teams can brainstorm together, design together, and build together. Our mission is unchanged, our vision is unchanged, and if making design accessible to all sounds exciting to you and you want to (Fig)jam with us, check out our careers page: figma.com/careers.

To all of our former, current, and future Figmates, our community, our and everyone who has supported us, thank you for being with us every step along the way, here’s to the next chapter!

More information here: [link]

Kris Rasmussen Social Media

Linkedin

I started exploring roles at Figma based on the premise that the intersection of design and collaboration present incredible opportunities and no shortage of exciting engineering challenges. After getting to know Dylan and the team, I knew we could build a culture I’d be very proud to be part of and committed myself to help make our vision a reality.

Now, 6 years later, I feel the exact same excitement and commitment all over again. Getting to know Shantanu, David, Gloria, Dan and many other leaders at Adobe has convinced me that we will have a much greater impact on the world of design by working together. As an engineer at heart, I’m thrilled to double down on our platform while simultaneously adding new capabilities and use cases to our products with the help of Adobe’s expertise, resources, and technology.

To all our Figmates, community members, and everyone else who has been with us so far, thank you for supporting Figma every step of the way. I’m honored to be able to continue serving you and excited to find new ways to make design accessible for all.

More information here: [link]

* * * * *

Shaunt Voskanian Social Media

Linkedin

There are many reasons why I joined Figma last year.  But one of the most obvious ones was Dylan’s unrelenting commitment to reimagining what’s possible in the world of Design.  Figma was and continues to be a remarkable business, but our success has never been the story. For the past 10 years, we’ve been on a shared journey with our community and our customers to make design more efficient, more productive, more accessible. It’s an ambitious mission and, while we’ve come a long way over the past decade, it’s still early...and we have a lot more to accomplish together.

With today’s news (see link to blog post below) with Figma’s intent to join forces with Adobe, I can confidently say the mission is being accelerated for our employees and for our users around the world.

This doesn’t mean it will be easy or a given...and it goes without saying that change can be scary.  But it also brings excitement, hope and opportunity.  Two of the most rewarding sales journeys of my own career came when I joined startups shortly after their acquisitions by other companies (Experian and Oracle).

If you’re a current Figma employee or thinking about joining us soon (hint: we’re hiring SDRs, AEs, AMs, SAs and leaders globally) or you’re a customer using our platform, I encourage you to think about what this means for our future and what we’re truly gaining today.  Expertise, sure.  Experience, definitely.  But ultimately, it’s people.  It’s almost always about the people.

So, if you’re happy with what 850 mission-oriented people have been able to accomplish...imagine what 30k will do.

Yes, one chapter may be coming to an end, but another is just being written.  In a very long and beautifully crafted book.

More information here: [link]

* * * * *

Amanda Kleha Social Media

Linkedin

When I joined Figma nearly four years ago, I was motivated by the vision to make design more accessible to all. Today that mission is even more enhanced! We’re going to be teaming up with Adobe to bring our expertise together to work on new and innovative ideas. The opportunity of impact in the future is extremely motivating as I think about the next four years!

I want to give a shout out to our community which has been the biggest source of my learning at Figma. Thank you for all of your support and feedback to help us get to this incredible milestone.

More information here: [link]

* * * * *

Sho Kuwamoto Social Media

Twitter

1.
By now, you have probably heard the news that @adobe and @figma plan to join forces. You can read Dylan’s post here, with more information at the bottom:

[link]

I’m sure it will take some time for everyone in our community to fully absorb the news, but I for one am incredibly excited.

2.
When I joined Figma back in 2015, my hope was that we would change the world of design. And now, seven years later, I’m so proud of how far we’ve come!

…but there is still so much more work to do.

The list of things we still WANT to do is longer than when we started!

3.
So why Adobe?

As some of you may know, I spent ten years of my career at Adobe / Macromedia.

The folks at Adobe are some of the smartest, most humble people I know, including some of the world’s experts in video, fonts, 3D, photography, ML, etc.

4.	On a logical level, it’s pretty clear to me that we will be able to accomplish much more by working together with Adobe. But on an emotional level, change is still hard.
5.
Every year at Figma has brought great change.

We started out as a few folks in a small office and now we’re… like… a global operation.

With each phase, it is easy to get wistful about the way things were, but growth and change are par for the course.

6.
The way that I deal with change is to stay focused on why I am here.

The reason I come into work every day is to do as much as possible to advance the state of the art for the world of design.

I am 100% convinced that we will achieve more by working together with Adobe.

7.	So anyway… those are my thoughts. I know it’s a lot to absorb. Here’s Dylan’s blog post again. Give it a read. [link] I’m excited by the possibilities ahead. We have so much more to do!

* * * * *

Adobe Social Media

Twitter

Adobe @Adobe · 5h

We're excited to share our intent to acquire @Figma. Together, we will usher in a new era of collaborative creativity. Key info: adobe.ly/3BEzZ2n

0:10
305.6K views

Adobe Creative Cloud @creativecloud · 5h

We're excited to share our intent to acquire @figma. Together, we will usher in a new era of collaborative creativity. Key info: adobe.ly/3BEzZ2n

T
0:10
30.2K views

LinkedIn

Adobe
3,721,838 followers
5h •

We're excited to share our intent to acquire Figma. Together, we will usher in a new era of collaborative creativity. Key info: https://adobe.ly/3BEzZ2n

Green?

Adobe Creative Cloud

558,574 followers

5h •

We're excited to share our intent to acquire Figma. Together, we will usher in a new era of collaborative creativity. Key info: https://adobe.ly/3BEzZ2n

Facebook

Adobe (Default)

Published by Beth Teague · 5h ·

We're excited to share our intent to acquire Figma. Together, we will usher in a new era of collaborative creativity. Key info: https://adobe.ly/3BEzZ2n

A new era of
collaborative
creativity.

Adobe Creative Cloud (Default)

Published by Beth Teague · 5h ·

We're excited to share our intent to acquire Figma. Together, we will usher in a new era of collaborative creativity. Key info: https://adobe.ly/3BEzZ2n

/* Vector */
position: absolute;
left: 0%;
right: 0%;
top: 0%;
bottom: 0%;
background: #FFFFFF;
/* Frame */
position: relative;
width: 276.9px;
height: 290.2px;
/* Vector */
position: absolute;
width: 486px;
Matteo
Ann
Cory
Isaac

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Adobe Officer Social Media

scott belsky
@scottbelsky

today is a big day for both @Adobe and @figma. our teams are excited by the new possibilities and recognize both the opportunity and responsibility as we share our intent to come together. 🧵

5:09 AM · Sep 15, 2022 · Twitter Web App

84 Retweets **65** Quote Tweets **1,036** Likes

Tweet your reply

Reply

scott belsky @scottbelsky · 5h
Replying to @scottbelsky
i have known @zoink since figma's early days, back when we were both building products in the design world more than a decade ago.

over the years, figma has meticulously crafted incredible products and built a remarkable team.

2 3 47

scott belsky @scottbelsky · 5h
i deeply admire figma's approach to building a web-based platform for product design + ideation and the community of designers + developers they've engaged. i think it's still early innings for how ideation-design-code can come together and empower all stakeholders.

2 2 46

scott belsky @scottbelsky · 5h
no doubt, the world of product development can benefit from many capabilities across other creative segments, like designing for 3D/immersive experiences, in-line image/video editing, fonts (!!), ai-assisted design, better workflows across tools...just to name a few.

1 3 40

scott belsky @scottbelsky · 5h

our teams have much to learn from one another and a rare opportunity to imagine a bolder future for product design and beyond. working together, we can advance the world of product design and reimagine other creative disciplines on an awesome extensible web platform.

1 35

scott belsky @scottbelsky · 5h

coming together like this reasonably prompts hopes and doubts. it is up to our teams to show not tell.

couldn't be more excited about the new possibilities and joint responsibility to bring great products to new heights. welcome, @figma and @zoink.

3 2 50

scott belsky @scottbelsky · 5h

more details here: adobe.ly/3BEzZ2n

1 31

scott belsky @scottbelsky · 5h

how this works: Figma will operate w/ autonomy, continuing to work their magic, no plans to change prices, and will also continue to be free for education. we're eager to preserve what's great, and tackle some of the new possibilities together. adobe.ly/3BEzZ2n

5 55 125

scott belsky @scottbelsky · 4h

remembering the deluge of doubts in 2012 when we shared @Behance's acquisition, 10yrs later, platform grew 30x, product stronger than ever, brand intact, still free, high growth, and continued pipeline of goodness. but it takes work + principles. like all bold moves, show > tell.

3 16 90

scott belsky @scottbelsky · 4h

and here we are again today, @Figma is incredible, and exciting years ahead. more info: adobe.ly/3BEzZ2n

4 1 36

* * * * *

Dylan Field Blog Post

A New Collaboration with Adobe

Dylan Field
Co-founder & CEO, Figma

September 15, 2022

Today, we’re announcing that Figma has entered into an agreement to be acquired by Adobe. This has been in the works over the past few months and I’m so excited to finally share this news with the world.
Ten years ago, Evan and I set out on a journey to make design accessible to all. Looking back, I’m proud to say we’ve made progress through introducing Figma to designers of all ages, geographies, and levels of experience.

Looking ahead, we’re still barely scratching the surface. There’s such an opportunity (and need!) to make design and developer tools more collaborative and accessible. When we started Figma, our stated vision was to “eliminate the gap between imagination and reality.” I believe we can reach this goal substantially faster through our plan to join forces with Adobe and leveraging their legendary team plus decades of expertise.

While this is not the end of the story, it is the closing of a chapter, and I want to thank all the Figmates (past and present), community members, and customers who helped us reach this milestone. You bet on us before there was a reason to — before cursors flying across the screen was normal, before design was at the center of the product process and before we knew what we were doing. Milestones are mirrors through which we can see the hard work of many and I am so grateful.

I understand this is a big change, especially for a platform you rely on every day. So I want to elaborate more on our plans for how this acquisition will work operationally and why I believe this is a partnership that will ultimately benefit you and the Figma platform.

1. There is a huge opportunity for us to accelerate the growth and innovation of the Figma platform with access to Adobe’s technology, expertise and resources in the creative space. For example, we will have the opportunity to incorporate their expertise in imaging, photography, illustration, video, 3D and font technology to the Figma platform. Additionally, we will have the opportunity to reimagine what the best creative tools could look like within the Figma technology stack.

2. Adobe is deeply committed to keeping Figma operating autonomously and I will continue to serve as CEO, reporting to David Wadhwani. David is someone I’ve known for a few years now and we have a strong relationship of mutual respect; I’m very excited for us to collaborate with him on how to continue growing Figma’s business. The entire Figma team will report to me. We plan to continue to run Figma the way we have always run Figma — continuing to do what we believe is best for our community, our culture and our business.

My goal is that we look back at this acquisition as an inflection point where Figma started building even faster. Yes, we want to expand into new areas over time, but we also want to continue making Figma Design, FigJam and the Figma community platform even better. One of the trickiest design decisions is when to make a new capability a separate tool vs part of an existing tool. Please know that we have some fun ideas on how to address this issue.

While we have big ambitions on the product side, many other things will remain the same for you. Our Friends of Figma program will continue spreading to new local communities. Recognizing that we are in an unpredictable, inflationary environment, we currently have no plan to change Figma’s pricing. Finally, all of Figma will continue to be free for education. Figma’s education offering was a critical part of our conversations and Adobe is completely aligned on growing the number of designers / developers / creatives in the world.

Like many of you, I grew up using Adobe software and it was a critical part of my personal creative journey. It is an incredible opportunity and honor to help Adobe build the next generation of creative tools. Especially in a time when AI-generated models make us question the role of human creativity, this opportunity is also a huge responsibility. I look forward to the years ahead and continuing to serve this amazing community.

Disclaimer

September 15, 2022

Forward-looking Statements
In addition to historical information, this communication contains forward-looking statements within the meaning of applicable securities law, including statements regarding the expected timing, completion and effects of the proposed transaction, product plans, future growth, market opportunities, strategic initiatives and industry positioning. In addition, when used in this communication, the words “will,” “expects,” “could,” “would,” “may,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “targets,” “estimates,” “looks for,” “looks to,” “continues” and similar expressions, as well as statements regarding our focus for the future, are generally intended to identify forward-looking statements. Each of the forward-looking statements we make in this communication involves risks and uncertainties that could cause actual results to differ materially from these forward-looking statements. Factors that might cause or contribute to such differences include, but are not limited to: expected revenues, cost savings, synergies and other benefits from the proposed transaction, such as Adobe’s ability to enhance Creative Cloud by adding Figma’s collaboration-first product design capabilities and the effectiveness of Figma’s technology, might not be realized within the expected time frames or at all and costs or difficulties relating to integration matters, including but not limited to customer and employee retention, might be greater than expected; the requisite regulatory approvals and clearances for the proposed transaction may be delayed or may not be obtained (or may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction); the requisite approval of Figma shareholders may be delayed or may not be obtained, the other closing conditions to the transaction may be delayed or may not be obtained, or the merger agreement may be terminated; business disruption may occur following or in connection with the proposed transaction; Adobe’s or Figma’s businesses may experience disruptions due to transaction-related uncertainty or other factors making it more difficult to maintain relationships with employees, customers, other business partners or governmental entities; the possibility that the proposed transaction is more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities as a result of the proposed transaction or otherwise and those factors discussed in the section titled “Risk Factors” in Adobe’s Annual Report on Form 10-K and Adobe’s Quarterly Reports on Form 10-Q. The risks described in this communication and in Adobe’s filings with the U.S. Securities and Exchange Commission (the “SEC”) should be carefully reviewed. Undue reliance should not be placed on these forward-looking statements, which speak only as of the date they are made. Adobe and Figma undertake no obligation to publicly release any revisions to the forward-looking statements or reflect events or circumstances after the date of this communication, except as required by law.

No Offer or Solicitation
This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It
In connection with the proposed acquisition of Figma, Adobe will file a registration statement on Form S-4 with the SEC to register the shares of Adobe common stock to be issued in connection with the proposed transaction. The registration statement will include a consent solicitation statement/prospectus, which will be sent to the shareholders of Figma seeking their approval of the proposed transaction.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4, THE CONSENT SOLICITATION STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE BECAUSE THESE DOCUMENTS DO AND WILL CONTAIN IMPORTANT INFORMATION ABOUT ADOBE, FIGMA AND THE PROPOSED TRANSACTION.

Investors and security holders may obtain copies of these documents, when available, as well as other documents filed by Adobe with the SEC, free of charge from the SEC’s website at www.sec.gov or by accessing Adobe’s website at https://www.adobe.com/investor-relations.html or by contacting Adobe’s Investor Relations department by calling (408) 536-4700, by writing to Investor Relations, Adobe Inc., 345 Park Avenue, San Jose, California 95110-2704 or by sending an email to adobe@kpcorp.com.

* * * * *

Figma Slack Messages

Yuhki Yamashita 05:14

Good morning, everyone! As you've probably seen from Dylan's email/Slack this morning, we just shared some pretty big news! Figma has entered into an agreement to be acquired by Adobe for $20B — one of the largest deals in private tech history. You can read more in this blog post, and more to come on social soon.

I realize this is going to come as a shock to all of you. Whatever feelings are coming up, from excitement, to confusion, to curiosity, I hope you let yourselves feel those things, while also recognizing that it will take some time to process.

I'm very sure all of you have so many questions, and I'm excited to chat with all of you about this news! To this end, we'll have several moments throughout the day today to meet and discuss together:

- **9am PT / 12pm ET: FigNation (30m)**
  - We'll be hearing more from Dylan directly about the news.
- **9:30am PT / 12:30pm ET: Town Hall with me (30m)**
  - All folks who roll up to me (PM, Design, Writing, Research) will gather together and I will share thoughts and answer any questions you have.
- **10:15am PT / 1:15pm ET: PM Team Hang (30m)**
  - This will be a much more informal space. Less about someone talking at you and more for a smaller group of us to hang out and absorb together, ask questions.
- **Throughout the day, evening, and tomorrow: Phone Calls / Zooms as needed!**
  - I'm available anytime for phone calls / zooms as folks find helpful. We've cancelled all interviews for today and tomorrow, and have sent pre-planned comms to all active interview candidates (as well as folks who've signed but haven't started), so hopefully your schedules are pretty clear.
  - If we had a 1:1 tomorrow, I've kept it, but I've tried to clear everything else to make space for more conversations people may want to have.
- **Happy Hours in local offices**
  - SF today on the 10th floor at 4:30pm PT
  - New York in the new office next week (Dylan will attend)

Look out for the invites soon, and looking forward to chatting more with all of you later today.

🙏 1

Nadia Singer 6:24 AM

Hi team - by now you've all likely seen Dylan's message sharing Figma's intention to be acquired by Adobe. This is a huge moment for Figma, our customers, partners, community and most importantly you all. I'm excited to share more detail with you all and a bit about why we're all excited.

Please join me and the entire company at our 9am PT FigNation where Dylan will be addressing the news. We'll then follow up with an all PPC meeting with me at 10am Pacific.

Hang tight and see you all soon!

figma.com/disclaimer

> **Dylan Field**
>
> @channel
>
> Figmates,
>
> I have some very big news to share. News I've been really excited to share, news so big that we now have to share it 8 hours earlier than planned because unfortunately the deal leaked before we were ready to announce. It's also news I very much wanted to share with you first live and I'm sorry we no longer have the chance to do that.
>
> Show more
>
> Posted in # general-company-announcements | Today at 5:07 AM | View message

12 · 3 · 2 · YES! 1 · 2 · 2 · 1

* * * * *

Figma Employee FAQs

Acquisition FAQ

Overview

This page has a list of questions about the Figma/Adobe deal that may be on your mind. If you have a question that is not answered here, don’t hesitate to reach out to acquisition-questions@figma.com or post in #ama-acquisition. It may take some time, but we will get to all of your questions.

FAQ

The Big Picture

What’s the news?
We have entered into a definitive agreement for Adobe to acquire Figma for approximately $20 billion. We see this as a huge opportunity for us to accelerate the growth and innovation of the Figma platform with access to Adobe’s technology, expertise and resources in the creative space. We expect the transaction to close in 2023, subject to customary closing conditions.

Why is Figma planning to join forces with Adobe?
We are here at Figma to make design accessible to all. After many conversations with Adobe, it became clear that they understand our vision and working together would help us reach it faster. They deeply value the technology platform we have built and together, we are excited about building the future of creative tools on the Figma platform. In partnership with Adobe, we’ll be able to grow and expand Figma with access to their decades of expertise in areas like video, imaging, vector, 3D and fonts. We are excited to build the future of creative tools together.

We have deep trust that, alongside all of us, Adobe will be excellent stewards of Figma.

Are we confident that the acquisition will close?
The transaction is expected to close in 2023, subject to customary closing conditions, including regulatory clearances and approvals.

How do we work during the close period?
The same way we do now, with focus on our vision and mission. We have a lot to build and very exciting plans ahead over the coming few quarters. We will continue making FigJam a leading whiteboard, bridging the gap between design and code, making quality of life improvements to all of our products and investing in the future of the Figma Community. It’s essential that we continue to run with it.

Remember, during the period before close, we remain an independent company separate from Adobe. Our energy will stay singularly focused on our roadmap, scaling our infrastructure, shipping new products and evolving our existing product suite.

What are the terms of the deal?
The deal values Figma at approximately $20B, which will be paid in a mix of cash and Adobe stock when the deal closes. This makes it one of the largest ever acquisitions of a private tech company. The deal also includes additional Adobe RSUs, to be allocated to a subset of Figmates, evaluated and determined by Figma and Adobe jointly. Until the transaction closes, each company will continue to operate independently.

How many people will receive retention grants?
We don’t know yet. Our team is still growing fast and we want to create opportunities for new hires over the pre-close period to also be considered for retention grants. We will be making more decisions on these details closer to close.

This retention program is designed so that a meaningful portion of consideration delivered by Adobe goes to further rewarding employees who continue to play a significant role in advancing our vision, which shows the Adobe team’s deep appreciation for our team.

Will Figma continue to exist?
Yes! Figma will continue to operate under the Figma name and brand, with the benefits of access to Adobe’s wonderful team, technology and resource base. Knowledge sharing, access to highly specialized talent and experience, font licenses and an engaged customer base will all help to accelerate and expand the vision for what we can build on the Figma platform.

I thought we were on the path to IPO. What changed?
As a business, we were fortunate to have the benefit of choice about the path we pursued, given our growth rate, net dollar retention and the efficiency in our business.

We chose this path because it is both a great outcome for Figma and also helps us achieve our vision faster. It is so clear that we can do more together with Adobe.

It’s also important to remember that going public is a financial milestone in a company’s lifecycle -- and while a big moment -- the goals, vision and mission of the company remain the same pre and post that event. The same is true for us.

What will integration look like? Will we have to merge our systems/tooling with theirs?
Adobe is actually looking to reduce friction to make sure Figma can continue to focus and build the same way we do today. Until the deal closes it remains business as usual. At close, Adobe plans to preserve our existing structures at Figma. We’re really thinking of it more as planning for “onboarding”.

How does this affect our roadmap?
Until the deal closes it remains business as usual. After close, our leadership team will continue to lead our roadmap decisions. This deal gives us the ability to move even faster and dream even bigger about what we build.

Can I buy or sell Adobe stock during the close period?
There are no additional restrictions on your ability to buy or sell Adobe shares as a result of this transaction.

My Job & Hiring

What happens to my job?
Until the deal closes it remains business as usual. At close, you will continue to have a job at Figma. Your title will not change. Neither will your salary.

Is anyone getting laid off?
No.

I’m on a work visa. Will this affect my ability to work for Figma?
Your visa should not be impacted as long as you are employed by the same business entity. We’ll work with Adobe and our immigration partner to resolve any visa-related matters.

Is there going to be a re-org?
Not related to the acquisition. It’s business as usual, which means we may engage in re-orgs in the future – as we always have – if we believe it will help improve our work.

Will Dylan still be CEO?
Yes! The only change is that he will report to David Wadhwani, President of Adobe’s Digital Media Business, once the deal closes.

Will my manager still be my manager?
Yes.

I’m recruiting for an open position? Does this impact my ability to bring on new people?
No. Just the opposite. Until the deal closes, it remains business as usual and we will continue to have an aggressive hiring roadmap. #ABR is not going to change. It is still an excellent time to bring the best builders to Figma.

Compensation & Culture

What happens to my stock?
At close, your vested Figma equity (shares and awards) at close will be converted into a mix of cash and Adobe stock. For equity awards, taxes will be withheld from each. Any unvested equity you have will convert into Adobe shares for an equal total value based on the Adobe stock price prior to signing. You will continue to vest that Adobe stock after close. More details on equity will follow, so stay tuned!

What happens to my vesting?
There will be no changes to vesting terms for equity grants that were board approved by our last board meeting on May 27 2022 - essentially anyone who started prior to May 9. New hire four-year grants will continue to vest based on time, meaning that they will still have a 1 year cliff and vest monthly after that. Refresh or promotion grants will remain subject to time-based vesting criteria meaning that they will still vest monthly over 4 years.

Anyone who started or received a grant after May 9 or receives a grant from here on out will have an additional condition that you have to be at Figma when the transaction closes in order to vest in your awards. What that means is that if you leave before the transaction closes, we will cancel the entire grant.

After close, we will be vesting into Adobe stock and converted equity awards will continue to vest based on the original vesting schedule. More details on equity will follow, so stay tuned!

Will there be any changes to perks and benefits?
We are always thinking about how our perks and benefits can evolve to meet the needs of Figmates. That will continue. But there are no changes planned as part of the acquisition. Adobe has excellent benefits and perks programs and we are excited to learn from what they do too once the deal closes.

Our culture is really what sets us apart. Won’t this change that?
There is so much overlap between the vision and values of our two companies and we are excited to learn from each other. Our culture is actually a big reason why Adobe is so excited about Figma. It’s also a big part of what makes our company so special. But preserving and continually evolving culture is hard and takes work for any organization, especially one that is going to keep growing as fast as we are. We’ll continue doing that work together.

How are we communicating this to our community?
Many ways. We have our blog post and social media posts. We’re also engaging with our community through our FoF Discord, sending an email newsletter and reaching out directly to our customers.

What’s happening to our hubs? Will they close?
Our existing hubs are staying open, and we plan to continue to add new ones. Figmates who are working 100% remote will continue to be able to do so. Adobe also has a hybrid model for employees that we expect will apply after close.

External engagement

Should I change my LinkedIn?

Figma will continue to be Figma both until the deal closes, and after that. So no – there’s no need to update your LinkedIn profile.

Can I share the news on Twitter or LinkedIn?
We don’t want to limit your personal expression, but we do want to help you exercise good judgment. So if you are thinking about posting, please ask yourself the following questions first:
•	Is what I’m about to share publicly known? If it’s not, please don’t share it. If you’re not sure, run it by a member of the comms team at press@figma.com
•	Is what I’m about to say in line with our values? Humility is a big part of our culture. It’s ok to share the news, but let’s not brag about it.
•	Is what I’m about to post consistent with our social guidelines? If you’re not sure, you can check out the full guidelines here.
Keep in mind that what you post could get picked up by the press. If that gives you pause, consider retweeting or re-sharing a post from an official Figma account.

Can I share this with customers?
Yes. Here are the guidelines for outreach to customers [Coming soon!].

How should I engage with vendors between now and closing? After closing?
Generally, business as usual, but we need to highlight something very important. We do have standard interim operating covenants under the Merger Agreement that could impact the types of new contracts we enter into until the deal closes.

It is extremely important that every contract we enter into moving forward gets reviewed and approved by Legal.

My question is not covered. What should I do?
This is new to all of us, so we won’t have an answer right away to every question. But please keep asking and we promise to get you an answer. Please reach out to acquisition-questions@figma.com or post in #ama-acquisition slack channel.

Forward-Looking Statements
In addition to historical information, this communication contains forward-looking statements within the meaning of applicable securities law, including statements regarding the expected timing, completion and effects of the proposed transaction, product plans, future growth, market opportunities, strategic initiatives and industry positioning. In addition, when used in this communication, the words “will,” “expects,” “could,” “would,” “may,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “targets,” “estimates,” “looks for,” “looks to,” “continues” and similar expressions, as well as statements regarding our focus for the future, are generally intended to identify forward- looking statements. Each of the forward-looking statements we make in this communication involves risks and uncertainties that could cause actual results to differ materially from these forward-looking statements. Factors that might cause or contribute to such differences include, but are not limited to: expected revenues, cost savings, synergies and other benefits from the proposed transaction, such as Adobe’s ability to enhance Creative Cloud by adding Figma’s collaboration-first product design capabilities and the effectiveness of Figma’s technology, might not be realized within the expected time frames or at all and costs or difficulties relating to integration matters, including but not limited to customer and employee retention, might be greater than expected; the requisite regulatory approvals and clearances for the proposed transaction may be delayed or may not be obtained (or may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction); the requisite approval of Figma stockholders may be delayed or may not be obtained, the other closing conditions to the transaction may be delayed or may not be obtained, or the merger agreement may be terminated; business disruption may occur following or in connection with the proposed transaction; Adobe’s or Figma’s businesses may experience disruptions due to transaction-related uncertainty or other factors making it more difficult to maintain relationships with employees, customers, other business partners or governmental entities; the possibility that the proposed transaction is more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities as a result of the proposed transaction or otherwise and those factors discussed in the section titled “Risk Factors” in Adobe’s Annual Report on Form 10-K and Adobe’s Quarterly Reports on Form 10-Q. The risks described in this communication and in Adobe’s filings with the U.S. Securities and Exchange Commission (the “SEC”) should be carefully reviewed. Undue reliance should not be placed on these forward-looking statements, which speak only as of the date they are made. Adobe and Figma undertake no obligation to publicly release any revisions to the forward-looking statements or reflect events or circumstances after the date of this communication, except as required by law.

No Offer or Solicitation
This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It
In connection with the proposed acquisition of Figma, Adobe will file a registration statement on Form S-4 with the SEC to register the shares of Adobe common stock to be issued in connection with the proposed transaction. The registration statement will include a consent solicitation statement/prospectus, which will be sent to the stockholders of Figma seeking their approval of the proposed transaction.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4, THE CONSENT SOLICITATION STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE BECAUSE THESE DOCUMENTS DO AND WILL CONTAIN IMPORTANT INFORMATION ABOUT ADOBE, FIGMA AND THE PROPOSED TRANSACTION.

Investors and security holders may obtain copies of these documents, when available, as well as other documents filed by Adobe with the SEC, free of charge from the SEC’s website at www.sec.gov or by accessing Adobe’s website at http://www.adobe.com/investor-relations or by contacting Adobe’s Investor Relations department by calling (408) 536-4700, by writing to Investor Relations, Adobe Inc., 345 Park Avenue, San Jose, California 95110-2704 or by sending an email to adobe@kpcorp.com.

* * * * *

Figma Investor Blog Posts – Greylock

Congrats, Figma and Adobe!

Design Together

BY: JOHN LILLY

09.15.2022

Portfolio news

From the very first time I met Dylan Field, 3 things were exceptionally obvious:
•	his love for design and the design community,
•	his ambition to change the way that we design things together, and
•	his confidence that he could change the way the world designs.

But I mean, look: it definitely was not obvious in the slightest. He and his co-founder Evan Wallace were unbelievably smart and had built a tiny, astonishingly talented team working by the train tracks in Palo Alto. It wasn’t obvious they could get anyone to want to design in a web browser (or that it was even very possible to get it working, honestly). It wasn’t obvious that they could challenge and change the way that designers viewed their work as mostly solo. And it wasn’t obvious that they could build a company to deliver their vision around the world even if they could build a compelling technology and product.

Well, it’s obvious now.

9 years after that meeting with Dylan in 2013, Figma has changed the way that we all design — and radically. Today design happens more together with others rather than solo. It’s an incredible contribution to the field of software design, with ripples and ramifications to how we build everything together.

Today Adobe and Figma announced that they’ve signed a deal to merge — a deal that both recognizes Figma’s decade of innovation and contribution to design, but also promises a fantastic, dynamic, collaborative future for creatives of all types. I’m excited about the past 10 years, but I’m even more excited about what’ll be possible now that Figma’s established a culture, community, and platform to build from. Figma, and the community that has built up around it, will be able to change even more about how we can design together in expressive, creative and inclusive ways.

From the first time I got to visit the tiny 7 person office by the train, getting to work with the Figma team has been one of the very highest privileges of my career. The organization that they’ve built over the years has included some of the most creative, smartest, most profoundly talented people in our industry. In my first draft of this note, I started listing some of the amazing people I’ve gotten to work with, and the list was just silly in its length, and I had to keep lengthening it because so many people of such high quality have contributed and continue to.

Beyond being just really, really good at design, technology and products, though, the thing I’m prouder of and admire more is the way that this is just a really, really good group of humans, who have built an organization that is inclusive, creative, joyful, thoughtful, playful, generous, and kind. They show me every day what it looks like when we can try to be the best people we can be.

Today’s certainly a milestone — an historic one in many ways — but it’s just the next step. Figma, together with Adobe, has got a crazy ambitious map for the future of how we design things together — even crazier than Figma’s was a decade ago. Is it obvious they’ll achieve so much in the next stage? Time will tell. But given what I’ve seen Figma do these past 10 years, I’ve got a pretty good feeling about the next 10, and beyond.

Forward-Looking Statements
In addition to historical information, this communication contains forward-looking statements within the meaning of applicable securities law, including statements regarding the expected completion and effects of the proposed transaction, product plans, future growth, market opportunities, strategic initiatives and industry positioning. In addition, when used in this communication, the words “will,” “expects,” “could,” “would,” “may,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “targets,” “estimates,” “looks for,” “looks to,” “continues” and similar expressions, as well as statements regarding our focus for the future, are generally intended to identify forward-looking statements. Each of the forward-looking statements we make in this communication involves risks and uncertainties that could cause actual results to differ materially from these forward-looking statements. Factors that might cause or contribute to such differences include, but are not limited to: expected revenues, cost savings, synergies and other benefits from the proposed transaction, such as Adobe’s ability to enhance Creative Cloud by adding Figma’s collaboration-first product design capabilities and the effectiveness of Figma’s technology, might not be realized within the expected time frames or at all and costs or difficulties relating to integration matters, including but not limited to customer and employee retention, might be greater than expected; the requisite regulatory approvals and clearances for the proposed transaction may be delayed or may not be obtained (or may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction); the requisite approval of Figma stockholders may be delayed or may not be obtained, the other closing conditions to the transaction may be delayed or may not be obtained, or the merger agreement may be terminated; business disruption may occur following or in connection with the proposed transaction; Adobe’s or Figma’s businesses may experience disruptions due to transaction-related uncertainty or other factors making it more difficult to maintain relationships with employees, customers, other business partners or governmental entities; the possibility that the proposed transaction is more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities as a result of the proposed transaction or otherwise and those factors discussed in the section titled “Risk Factors” in Adobe’s Annual Report on Form 10-K and Adobe’s Quarterly Reports on Form 10-Q. The risks described in this communication and in Adobe’s filings with the U.S. Securities and Exchange Commission (the “SEC”) should be carefully reviewed. Undue reliance should not be placed on these forward-looking statements, which speak only as of the date they are made. Adobe and Figma undertake no obligation to publicly release any revisions to the forward-looking statements or reflect events or circumstances after the date of this communication, except as required by law.

No Offer or Solicitation
This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It
In connection with the proposed acquisition of Figma, Adobe will file a registration statement on Form S-4 with the SEC to register the shares of Adobe common stock to be issued in connection with the proposed transaction. The registration statement will include a consent solicitation statement/prospectus, which will be sent to the stockholders of Figma seeking their approval of the proposed transaction.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4, THE CONSENT SOLICITATION STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE BECAUSE THESE DOCUMENTS DO AND WILL CONTAIN IMPORTANT INFORMATION ABOUT ADOBE, FIGMA AND THE PROPOSED TRANSACTION.

Investors and security holders may obtain copies of these documents, when available, as well as other documents filed by Adobe with the SEC, free of charge from the SEC’s website at www.sec.gov or by accessing Adobe’s website at http://www.adobe.com/investor-relations or by contacting Adobe’s Investor Relations department by calling (408) 536-4700, by writing to Investor Relations, Adobe Inc., 345 Park Avenue, San Jose, California 95110-2704 or by sending an email to adobe@kpcorp.com.

* * * * *

Figma Investor Blog Posts – Index

The Story of Figma: Collaboration, Community and Creativity

by Danny Rimer

Figma’s co-founder and CEO Dylan Field in conversation with Index Partner Danny Rimer

I first met Dylan Field when he was a 19-year-old intern, making his mark at Flipboard’s offices in Palo Alto. He was already convinced he wanted to be a founder, and it was clear enough to me that he was on course to do extraordinary things.

A couple of years later, we were delighted to write Dylan his first seed-stage cheque for his fledgling business idea with co-founder Evan Wallace. Over the following decade, I watched as Dylan transformed into the visionary leader of Figma, driving a revolution in the world of design and creativity, and creating a global phenomenon. Today I’m thrilled to congratulate them on the announcement that Adobe has agreed to acquire Figma for the sum of approximately $20 billion, making it one of the largest acquisitions of a private tech business in history.

This is a milestone investment for Index, and not because we are fortunate to be Figma’s first and largest venture partner. Figma and Dylan are emblematic of Index’s ethos: building deep, meaningful relationships with unconventional founders from their early days, and partnering with them through peaks and valleys of their journey to build an iconic business.

This is also a deeply personal moment for me and there’s no doubt I’ll miss being part of the story.

Dylan is an extraordinary person, a Renaissance individual with the rare capacity to treat his own personality as an active experiment in design: something to seek out feedback on, to be constantly tweaked and optimized, and even to be rebuilt from scratch where the needs of his company demand it. He’s also a close friend. I’m so proud of what Dylan and his team have achieved, and how they’ve matured as individuals and operators.

Dylan Field and Danny Rimer on stage at Slush in Helsinki. “Dylan is an extraordinary person, a Renaissance individual with the rare capacity to treat his own personality as an active experiment in design: something to seek out feedback on, to be constantly tweaked and optimized, and even to be rebuilt from scratch where the needs of his company demand it. He’s also a close friend. I’m so proud of what Dylan and his team have achieved, and how they’ve matured as individuals and operators,” Danny writes.

When we look at today’s announcement, it’s fair to ask: what makes Figma so special?

There are a few big trends that Figma has both contributed to and benefitted from. The first is the generational significance of design-thinking. In the 19th century, the most significant marker of authority was spoken eloquence: your skills in oratory were how you found an audience. In the 20th century, as literacy rates increased, arguably that power migrated to the written word. Now, in the 21st century, as we dwell in an increasingly digital realm, the best proxy for public credibility is intuitive, responsive design. Thanks to the app-ification of everyday life, we’ve developed an extraordinary civilizational sophistication in appreciating good design – and a marked intolerance for the bad.

Figma saw this dramatic shift years ago, and has been the primary platform for accelerating it. For anything digital involving an output on a screen, Figma is increasingly where the most crucial work happens. Dylan and Evan have always been committed to reimagining the relationship between creativity, collaboration and productivity. They recognized – long before pretty much everyone else, in an era when designers were sending static files back and forth over email – that both consumers and creators needed faster feedback loops, as well as a space to communicate in real-time to make the best and most beautiful products possible.

Figma hasn’t just sparked a design revolution. It’s also been a principle enabler of the rise of the creative class and the ‘creator economy’, based on access to great tools for making, distributing and monetizing digital content. In striking contrast to previous generations, 75% of Gen Z say they now want to be creators, not just consumers.

There’s no way Figma could have won the hearts of so many people around the world (more than 80% of users are outside of the US) if the company itself hadn’t worked hard at its own culture. Having gone straight from intern to founder, Dylan is the first to admit he had some tough lessons to learn about management in the early days of Figma. But as a result of his willingness to accept guidance and mentorship, he’s grown to become one of the most humble, humane and clear-sighted leaders I’ve ever worked with. The utility and versatility of Figma as a tool reflects that deep commitment to respect and collaboration that’s now baked into Figma’s culture.

Dylan has always been convinced that the community should be the main driver of Figma’s adoption. As he told me in a recent chat: ‘The first place is your home, the second place is work, and the third place hopefully is the community of interest – a global, online community of interest around design and creativity. Long-term that’s what we want to do with Figma.’

Their acquisition marks a new chapter in Figma’s journey. Adobe is the perfect partner to supercharge the company’s mission to democratize the world of design and creativity. Together, Adobe and Figma are creating a powerful platform, well-positioned to compete directly with some of the world’s largest tech companies in the productivity and collaboration space. We are excited to see them in action and are confident they will rise to the challenge. A heartfelt congratulations to Dylan and Evan as well as their executive team Amanda Kleha, Claire Butler, Kris Rasmussen, Kyle Parrish, Nadia Singer, Nairi Hourdajian, Praveer Melwani, Shaunt Voskania, Sho Kuwamoto, and Yukhi Yamashita, and the entire Figma family. I’m going to miss the intimacy of those early days and years, but as Figma continues to fly high, the Index team will keep cheering them on.

Forward-Looking Statements
In addition to historical information, this communication contains forward-looking statements within the meaning of applicable securities law, including statements regarding the expected completion and effects of the proposed transaction, product plans, future growth, market opportunities, strategic initiatives and industry positioning. In addition, when used in this communication, the words “will,” “expects,” “could,” “would,” “may,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “targets,” “estimates,” “looks for,” “looks to,” “continues” and similar expressions, as well as statements regarding our focus for the future, are generally intended to identify forward-looking statements. Each of the forward-looking statements we make in this communication involves risks and uncertainties that could cause actual results to differ materially from these forward-looking statements. Factors that might cause or contribute to such differences include, but are not limited to: expected revenues, cost savings, synergies and other benefits from the proposed transaction, such as Adobe’s ability to enhance Creative Cloud by adding Figma’s collaboration-first product design capabilities and the effectiveness of Figma’s technology, might not be realized within the expected time frames or at all and costs or difficulties relating to integration matters, including but not limited to customer and employee retention, might be greater than expected; the requisite regulatory approvals and clearances for the proposed transaction may be delayed or may not be obtained (or may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction); the requisite approval of Figma stockholders may be delayed or may not be obtained, the other closing conditions to the transaction may be delayed or may not be obtained, or the merger agreement may be terminated; business disruption may occur following or in connection with the proposed transaction; Adobe’s or Figma’s businesses may experience disruptions due to transaction-related uncertainty or other factors making it more difficult to maintain relationships with employees, customers, other business partners or governmental entities; the possibility that the proposed transaction is more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities as a result of the proposed transaction or otherwise and those factors discussed in the section titled “Risk Factors” in Adobe’s Annual Report on Form 10-K and Adobe’s Quarterly Reports on Form 10-Q. The risks described in this communication and in Adobe’s filings with the U.S. Securities and Exchange Commission (the “SEC”) should be carefully reviewed. Undue reliance should not be placed on these forward-looking statements, which speak only as of the date they are made. Adobe and Figma undertake no obligation to publicly release any revisions to the forward-looking statements or reflect events or circumstances after the date of this communication, except as required by law.

No Offer or Solicitation
This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It
In connection with the proposed acquisition of Figma, Adobe will file a registration statement on Form S-4 with the SEC to register the shares of Adobe common stock to be issued in connection with the proposed transaction. The registration statement will include a consent solicitation statement/prospectus, which will be sent to the stockholders of Figma seeking their approval of the proposed transaction.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4, THE CONSENT SOLICITATION STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE BECAUSE THESE DOCUMENTS DO AND WILL CONTAIN IMPORTANT INFORMATION ABOUT ADOBE, FIGMA AND THE PROPOSED TRANSACTION.

Investors and security holders may obtain copies of these documents, when available, as well as other documents filed by Adobe with the SEC, free of charge from the SEC’s website at www.sec.gov or by accessing Adobe’s website at http://www.adobe.com/investor-relations or by contacting Adobe’s Investor Relations department by calling (408) 536-4700, by writing to Investor Relations, Adobe Inc., 345 Park Avenue, San Jose, California 95110-2704 or by sending an email to adobe@kpcorp.com.

* * * * *

Figma Investor Blog Post – KPCB

Figma + Adobe: The Convergence of Productivity and Creativity

Thursday, September 15th 2022

As our current investment team came together in 2017, we aligned our investment focus to a theme -- advancing how we work so that we can live. As work became increasingly flexible, remote, and asynchronous we needed better tools that were collaborative, integrated with existing tools, were high on UI/UX and focused on daily work use cases.

With this focus, it’s fitting that the first investment that I led at Kleiner Perkins was Figma’s Series B.
Dylan Field became part of the Kleiner Perkins family as a member of the inaugural KP Fellows class more than a decade ago. While enrolled as an undergraduate at Brown University, a Summer as a KP Fellow with Flipboard sparked his passion for product design.

During his time as a KP fellow at Flipboard, Dylan worked in product design. It was there and then that he began to develop a sense of how the design process could be improved. One glaring example was how files were shared back and forth between team members – an uncollaborative process and version control nightmare. A few years later, the first design tool built on the browser was born. It would change not only how designers worked; it would ultimately change the role of design.

Soon after we decided to lead Figma’s Series B after observing tremendous love for the product from a small set of early users.

Figma addressed the overarching workflow of designers, and then fundamentally changed the role of design. They’ve made designing collaborative, inclusive and fun. We use Figma at Kleiner Perkins to do just about everything from building our website, to planning office remodels, and organizing events, and no one on our team would claim to be a classically trained designer.

It’s this spirit that has made Figma more than a company – it’s a connected community of empowered creators.

We couldn’t be more proud of the team, and look forward to what they will accomplish as part of the Adobe family.
ー Mamoon

Forward-Looking Statements
In addition to historical information, this communication contains forward-looking statements within the meaning of applicable securities law, including statements regarding the expected timing, completion and effects of the proposed transaction, product plans, future growth, market opportunities, strategic initiatives and industry positioning. In addition, when used in this communication, the words “will,” “expects,” “could,” “would,” “may,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “targets,” “estimates,” “looks for,” “looks to,” “continues” and similar expressions, as well as statements regarding our focus for the future, are generally intended to identify forward-looking statements. Each of the forward-looking statements we make in this communication involves risks and uncertainties that could cause actual results to differ materially from these forward-looking statements. Factors that might cause or contribute to such differences include, but are not limited to: expected revenues, cost savings, synergies and other benefits from the proposed transaction, such as Adobe’s ability to enhance Creative Cloud by adding Figma’s collaboration-first product design capabilities and the effectiveness of Figma’s technology, might not be realized within the expected time frames or at all and costs or difficulties relating to integration matters, including but not limited to customer and employee retention, might be greater than expected; the requisite regulatory approvals and clearances for the proposed transaction may be delayed or may not be obtained (or may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction); the requisite approval of Figma stockholders may be delayed or may not be obtained, the other closing conditions to the transaction may be delayed or may not be obtained, or the merger agreement may be terminated; business disruption may occur following or in connection with the proposed transaction; Adobe’s or Figma’s businesses may experience disruptions due to transaction-related uncertainty or other factors making it more difficult to maintain relationships with employees, customers, other business partners or governmental entities; the possibility that the proposed transaction is more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities as a result of the proposed transaction or otherwise and those factors discussed in the section titled “Risk Factors” in Adobe’s Annual Report on Form 10-K and Adobe’s Quarterly Reports on Form 10-Q. The risks described in this communication and in Adobe’s filings with the U.S. Securities and Exchange Commission (the “SEC”) should be carefully reviewed. Undue reliance should not be placed on these forward-looking statements, which speak only as of the date they are made. Adobe and Figma undertake no obligation to publicly release any revisions to the forward-looking statements or reflect events or circumstances after the date of this communication, except as required by law.

No Offer or Solicitation
This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It
In connection with the proposed acquisition of Figma, Adobe will file a registration statement on Form S-4 with the SEC to register the shares of Adobe common stock to be issued in connection with the proposed transaction. The registration statement will include a consent solicitation statement/prospectus, which will be sent to the stockholders of Figma seeking their approval of the proposed transaction.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4, THE CONSENT SOLICITATION STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE BECAUSE THESE DOCUMENTS DO AND WILL CONTAIN IMPORTANT INFORMATION ABOUT ADOBE, FIGMA AND THE PROPOSED TRANSACTION.

Investors and security holders may obtain copies of these documents, when available, as well as other documents filed by Adobe with the SEC, free of charge from the SEC’s website at www.sec.gov or by accessing Adobe’s website at http://www.adobe.com/investor-relations or by contacting Adobe’s Investor Relations department by calling (408) 536-4700, by writing to Investor Relations, Adobe Inc., 345 Park Avenue, San Jose, California 95110-2704 or by sending an email to adobe@kpcorp.com.

* * * * *

Figma Investor Director Tweets

John Lilly
@johnolilly

I am beyond proud of the Figma team for what they've done and what's to come. But also for the way they've done it, and will continue to do it, with care and generosity and joy. I'm full of admiration for @zoink and the team, and excited for what's ahead.

Congrats, Figma and Adobe!

John Lilly
Greylock

greylock.com
Congrats, Figma and Adobe! | Greylock

5:12 AM · Sep 15, 2022 · Twitter for iPad

15 Retweets 7 Quote Tweets 158 Likes

danny rimer
@dannyrimer

Adobe has agreed to buy @Figma for ≈$20B. Huge kudos to @zoink and team on building such an iconic design and collaboration company. A few thoughts on this extraordinary business and team that I had the pleasure to work with for a decade.

5:03 AM · Sep 15, 2022 · Twitter Web App

36 Retweets **25** Quote Tweets **312** Likes

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Forward-Looking Statements
In addition to historical information, this communication contains forward-looking statements within the meaning of applicable securities law, including statements regarding the expected completion and effects of the proposed transaction, product plans, future growth, market opportunities, strategic initiatives and industry positioning. In addition, when used in this communication, the words “will,” “expects,” “could,” “would,” “may,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “targets,” “estimates,” “looks for,” “looks to,” “continues” and similar expressions, as well as statements regarding our focus for the future, are generally intended to identify forward-looking statements. Each of the forward-looking statements we make in this communication involves risks and uncertainties that could cause actual results to differ materially from these forward-looking statements. Factors that might cause or contribute to such differences include, but are not limited to: expected revenues, cost savings, synergies and other benefits from the proposed transaction, such as Adobe’s ability to enhance Creative Cloud by adding Figma’s collaboration-first product design capabilities and the effectiveness of Figma’s technology, might not be realized within the expected time frames or at all and costs or difficulties relating to integration matters, including but not limited to customer and employee retention, might be greater than expected; the requisite regulatory approvals and clearances for the proposed transaction may be delayed or may not be obtained (or may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction); the requisite approval of Figma stockholders may be delayed or may not be obtained, the other closing conditions to the transaction may be delayed or may not be obtained, or the merger agreement may be terminated; business disruption may occur following or in connection with the proposed transaction; Adobe’s or Figma’s businesses may experience disruptions due to transaction-related uncertainty or other factors making it more difficult to maintain relationships with employees, customers, other business partners or governmental entities; the possibility that the proposed transaction is more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities as a result of the proposed transaction or otherwise and those factors discussed in the section titled “Risk Factors” in Adobe’s Annual Report on Form 10-K and Adobe’s Quarterly Reports on Form 10-Q. The risks described in this communication and in Adobe’s filings with the U.S. Securities and Exchange Commission (the “SEC”) should be carefully reviewed. Undue reliance should not be placed on these forward-looking statements, which speak only as of the date they are made. Adobe and Figma undertake no obligation to publicly release any revisions to the forward-looking statements or reflect events or circumstances after the date of this communication, except as required by law.

No Offer or Solicitation
This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It
In connection with the proposed acquisition of Figma, Adobe will file a registration statement on Form S-4 with the SEC to register the shares of Adobe common stock to be issued in connection with the proposed transaction. The registration statement will include a consent solicitation statement/prospectus, which will be sent to the stockholders of Figma seeking their approval of the proposed transaction.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4, THE CONSENT SOLICITATION STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE BECAUSE THESE DOCUMENTS DO AND WILL CONTAIN IMPORTANT INFORMATION ABOUT ADOBE, FIGMA AND THE PROPOSED TRANSACTION.

Investors and security holders may obtain copies of these documents, when available, as well as other documents filed by Adobe with the SEC, free of charge from the SEC’s website at www.sec.gov or by accessing Adobe’s website at http://www.adobe.com/investor-relations or by contacting Adobe’s Investor Relations department by calling (408) 536-4700, by writing to Investor Relations, Adobe Inc., 345 Park Avenue, San Jose, California 95110-2704 or by sending an email to adobe@kpcorp.com.